Follow Up Materials

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

[redacted]

02030557

REGISTRANT'S NAME Frankie Dominion Int'l Ltd

*CURRENT ADDRESS

PROCESSED
APR 16 2002
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 3649 FISCAL YEAR 12-31-00

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☑
12G32BR (REINSTATEMENT)	☐	*SUPPL (OTHER)*	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE : 3/15/02

ANNUAL REPORT 2000

嘉利美商國際有限公司

FRANKIE DOMINION INTERNATIONAL LIMITED

(Incorporated in Bermuda with limited liability)

CONTENTS

CORPORATE INFORMATION 1

CHAIRMAN'S STATEMENT 2

DIRECTORS AND SENIOR MANAGEMENT 5

MANAGEMENT DISCUSSION AND ANALYSIS 7

DIRECTORS' REPORT 9

AUDITORS' REPORT 13

CONSOLIDATED INCOME STATEMENT 14

CONSOLIDATED BALANCE SHEET 15

BALANCE SHEET 17

CONSOLIDATED STATEMENT OF RECOGNISED GAINS AND LOSSES 18

CONSOLIDATED CASH FLOW STATEMENT 19

NOTES TO THE FINANCIAL STATEMENTS 21

FINANCIAL SUMMARY 54

MAJOR PROPERTIES 55

CORPORATE INFORMATION

Board of Directors

Ms. Lam Po Kwai, Frankie *(Chairman)*
Ms. Wong Yau Ching, Maria *(Vice Chairman)*
Ms. Lee Yuen Bing, Nina
Ms. So Man Yee, Katherine
Mr. Au Son Yiu
(Independent Non-Executive Director)
Mr. Lee Johnson
(Independent Non-Executive Director)
Mr. Shao Zhengkang
(Non-Executive Director)

Company Secretary

Mr. Cheung Chiu Fan

Company Solicitors

In Hong Kong

Sit, Fung, Kwong & Shum
Deacons

In Bermuda

Appleby, Spurling & Kempe

Auditors

Deloitte Touche Tohmatsu
Certified Public Accountants

Principal Bankers

The Hongkong and Shanghai Banking Corporation Limited
Hang Seng Bank Limited

Share Registered and Transfer Office

In Hong Kong

Secretaries Limited

In Bermuda

Butterfield Corporate Services Limited

Principal Office in Hong Kong

1st Floor, Yally Industrial Building
6 Yip Fat Street, Wong Chuk Hang
Hong Kong
Tel: 2518 8383
Fax: 2518 3038
E-mail: hk1@fdhl.com.hk
Website : www.frankiedominion.com

Registered Office

Cedar House
41 Cedar Avenue
Hamilton HM12
Bermuda

CHAIRMAN'S STATEMENT

I present on behalf of the Board of Directors the Annual Report of the Company for the year ended 31st December, 2000.

Results

For the year ended 31st December, 2000, the Group experienced a slight decrease in turnover to HK$1,147 million (1999 : HK$1,166 million). Net profit attributable to shareholders for the year was HK$20.23 million, down 42.87% from 1999 (1999 : HK$35.42 million). Earnings per share for the financial year under review decreased by 45.77% to HK$0.04315 when compared to the previous year (1999 : HK$0.07958).

Final Dividend

The Board has resolved to recommend a final dividend of HK$0.02 per share (1999 : HK$0.03) for the year ended 31st December, 2000 to be paid on 6th June, 2001 to shareholders whose names appear on the register of members of the Company on 25th May, 2001 subject to approval of shareholders at the forthcoming annual general meeting. Together with the interim dividend of HK$0.01 paid on 3rd November, 2000, the total dividend for the year is HK$0.03 per share (1999 : HK$0.04).

Closure of Registers

The registers of members is closed from 21st May, 2001 to 25th May, 2001 both days inclusive, during which period no transfer of shares will be effected. In order to qualify for the 2000 final dividend, all transfers accompanied by the relevant share certificates have to be lodged with the Company's branch registrars in Hong Kong, Secretaries Limited, 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong not later than 4:00p.m. on 18th May, 2001.

Review of Results and Operation

The profit decline was mainly due to a decrease in profit contributions derived from non wholly-owned subsidiaries. During the period under review, overseas buyers proved cautious in placing orders and turnover for Europe decreased as a result of Euro currency depreciation. Contributions to the Group's profits were still mainly generated from its core business of manufacture and sale of consumer home products.

Bigfield Goldenford Holdings Limited ("Bigfield")

Bigfield Goldenford Holdings Limited, a 62.50% subsidiary of the Group, recorded a declining profit from that of the previous year despite a 3.42% increase in turnover. The reduced profit contribution was primarily attributable to significant increases in material costs and factory overheads. Paper products accounted for 51.01% and 48.41% of its turnover in 2000 and 1999 respectively and continued to play an important role in its development. Management plans that Bigfield will reinforce its control in cost reduction and factory overheads in the coming years in order to increase its contribution to the Group.

Frankie Dominion (Holdings) Limited ("Frankie")

Owing to its effective policy in marginal profitability and internal control throughout the year, profit increased at Frankie in 2000 despite a drop of 7.11% in sales. The Management expects its continuation of stable growth and profit contribution to the Group in 2001.

Home Mart Store Limited ("Home Mart")

As a result of the adverse condition of weak consumer spending and no improvement on competitive position throughout the year, Home Mart ceased its department store operation at Metro Plaza in March, 2001.

Acquisitions during the period

Acquisition of 25% Interest in ProSticks.com Limited
On 27th March, 2000, the Company entered into a conditional agreement with ProSticks.com Limited ("ProSticks") for the subscription by the Company of 200,000 new ordinary shares of HK$1.00 each in ProSticks. The total consideration for the subscription was HK$20,000,000 which was satisfied as to HK$13,000,000 in cash, and as to the remainder by the allotment and issue to ProSticks of 14,000,000 new shares of HK$0.10 each in the capital of the Company.

In addition, pursuant to the agreement, the Company also agreed to purchase 100,000 shares of HK$1.00 each in ProSticks from Mr. Li Ching Ping Vincent. The total consideration for the sale and purchase of the shares was HK$8,330,000 which was satisfied by the allotment and issue to the vendor of 16,660,000 new shares of HK$0.10 each in the capital of the Company. Completion of the Agreement took place on 12th April, 2000.

ProSticks is a private company incorporated in Hong Kong. Its business comprises research, development, marketing, sales and implementation of computer software applications which deal with foreign exchange and money market dealing, securities trading, charting and technical analysis systems. It has also developed its own website through which its applications and analysis systems, in particular the ProSticks charting system, can be distributed. The invention of ProSticks charts, which is based on a patent-pending technology, inaugurated a new era in financial charting and technical analysis. Its capability of presenting critical intra-day market information in a user-friendly and graphical way creates substantial value to the analysis and forecast of price movements in a wide variety of financial products. The ProSticks charting website "www.ProSticks.com" provides comprehensive financial charts and technical indicators with the highest standards of performance and quality, using cutting-edge technology. The ProSticks.com website was officially launched in early May 2000.

Acquisition of 5.4% Interest in Perception Digital Technology (BVI) Limited
On 31st May, 2000, the Company entered into an agreement with, among other parties, Perception Digital Technology (BVI) Limited ("Perception Digital") for the subscription by the Company of 4,142 new ordinary shares of US$0.10 each in Perception Digital, representing no less than 5.4% of the enlarged capital of Perception Digital. The total consideration for the subscription under the subscription agreement was US$1,350,000 (equivalent to approximately HK$10,530,000). Completion of the agreement took place on 31st May 2000.

Perception Digital Technology (BVI) Limited is a company incorporated in 2000 in the British Virgin Islands and is an investment holding company of a group of companies carrying on the business of research, development, marketing and manufacturing of multi-media hardware and software. It is the beneficial owner of approximately 99.7% of the issued ordinary share capital in Perception Digital Limited ("PDL") whose business is the research, development, marketing and sale of state of the art technologies in the storage, processing, purchasing, delivery and distribution of music via the Internet. PDL has developed PD Hercules, believed to be the first stand-alone, low cost, digital jukebox providing both internet connection and automatic song recognition and has established iPDmusic.com, a dedicated website for music fans. PDL is also planning to introduce a range of products, including internet messenger, virtual DJ, 2.4 GHz wireless music delivery and Humming Search, a music reorganisation technique enabling easy and fast search of music or songs stored on PD Hercules.

Acquisition of 33.31% Interest in Webradio Limited
On 23rd June, 2000, the Company entered into a sale and purchase and subscription agreement with the existing shareholders and Webradio Limited ("Webradio") for the purchase by the Company from each of the existing shareholders of 3,850 shares (i.e. a total of 7,700 shares), and the simultaneous subscription by the Company of 43,400 new shares, all of HK$1.00 each in Webradio. Upon the completion of the share purchase and the share subscription, the Company became the legal and beneficial owner of 51,100 shares in Webradio, representing approximately 33.31% of the enlarged capital of Webradio. The considerations for the share purchase and the share subscription are HK$1,890,000 and HK$9,600,000 respectively. Completion of the sale and purchase and subscription agreement took place on 24th June, 2000.

Webradio Limited is a private company incorporated in 1997 in the Hong Kong Special Administrative Region. Its business is in building, maintaining and running a radio website under the domain name of "webradio.com.hk".

The directors consider the abovementioned acquisition investments are in the best interests of the Company as they provide good investment opportunities in the fields of information technology, e-commerce and entertainment and so will broaden the business of the Company.

Prospects

In view of the results of the current year, the Group will put more effort into reducing production costs and more resources will be allocated to the development of new products as well as diversification of sales by geographical market. Although there is an indication that the U.S. economy is slowing down, the Directors are confident and optimistic about the Group's future development and performance in strengthening the Group's business for shareholders' benefit.

Share Option Scheme

The Company's share option scheme adopted on 1st May, 1991 will remain in force until 30th April, 2001. A new share option scheme will be proposed for adoption at the forthcoming Annual General Meeting.

Appreciation

I would like to take this opportunity to express my heartfelt thanks to our customers and business associates for their loyal patronage and support through the years and, in particular, to the employees for their dedication in this period of transition.

Lam Po Kwai, Frankie
Chairman

Hong Kong, 20th April, 2001

DIRECTORS AND SENIOR MANAGEMENT

Executive Directors

Mr. Lam Po Kwai, Frankie, aged 54, has been the Chairman and Managing Director of the Company since February 1991, He is the founder of the Group and has over 30 years' experience in, variously, trading, marketing, product design and manufacturing. He is primarily responsible for the overall policy, administration and management of the Group with emphasis on product development and marketing strategy.

Ms. Wong Yau Ching, Maria, aged 46, has been an Executive Director and Vice Chairman of the Company since February 1991. She was one of the first employees in the Frankie Trading business. She has over 20 years' marketing experience, and oversees the trading and manufacturing arms of Frankie Dominion (Holdings) Limited.

Ms. Lee Yuen Bing, Nina, aged, 44, is the wife of Mr. Lam and has been an Executive Director of the Company since February 1991. She has 18 years' experience in public relations and administration. She joined the Group in 1979 and is in charge of the personnel and administration department of the Group's head office.

Ms. So Man Yee, Katherine, aged 38, has been an Executive Director of the Company since February 1991. She is in charge of the accounts department of the Group's head office. She joined the Group in 1983.

Non-Executive Directors

Mr. Au Son Yiu, aged 55, has been a Director of the Company since February 1991. He is a registered investment advisor and has extensive experience in the securities industry. He is a dealing director of HLG Securities (HK) Limited. He is also a director of China Point Stock Brokers Limited and I & P Securities Limited, a consultant to Dao Heng Securities Limited and acts as a non-executive director of several listed companies. In addition, he is an ex-deputy chairman of the Hong Kong Securities Clearing Company Limited (1992-1994) and ex-council member of The Stock Exchange of Hong Kong Limited (1988-1994)

Mr. Lee Johnson, aged 61, has been a Director of the Company since January 1997. He is a registered insurance broker and has extensive experience in the insurance industry. He is the founder of Manchester Holdings Limited and Manchester Insurance Consultants Limited. He is also a director of World Trade Investment Limited, Hong Kong Chamber of Insurance Intermediaries, Kowloon Chamber of Commerce and Peninsula Lions Club of Hong Kong Foundation.

Mr. Shao Zhengkang, aged 48, has been a Director of the Company since December 1998. He is the executive director and general manager of China Everbright Limited, and secretary general of the office of the executive committee of the board of directors of China Everbright Holdings Company Limited and China Everbright Group Limited. He has been an official of the International Department of the head office of the People's Bank of China. He had also worked with the Asia Department of the International Monetary Fund. Mr. Shao graduated from the College of Foreign Languages of Shanghai and George Washington University, U.S.A.

Senior Management

Mr. Cheung Chiu Fan, aged 47, has been the Company Secretary of the Company since January 1997. He is a professional accountant with more than 15 years' experience in public accounting and professional management. He is a fellow of the Chartered Association of Certified Accountants, an associate of the Institute of Chartered Secretaries and Administrators, a member of British Institute of Management in the United Kingdom and has a Master's degree in Business Administration from the Chinese University of Hong Kong. He joined the Group in February 1991.

Mr. Lee Kun, Stephen, aged 44, is the founder, director and chief executive of Bigfield Goldenford Holdings Limited. He has over 13 years' experience in the wooden and paper products industry. He joined the Group in 1992.

Geographical Market

The Group's 2000 turnover, relating to the manufacture and sales of consumer home products only, amounted to HK$1,131.5 million compared with HK$1,139.9 million for the corresponding period in 1999. The dominant market in Europe constituted 52.58% amounting to HK$610 million (1999 : 58.36% amounting to HK$680 million). North American sales, as a percentage of turnover increased by 8.06% to 34.17% amounting to HK$396 million (1999 : HK$304 million). South American sales decreased to 0.52% amounting to HK$6 million (1999 : HK$23.7 million). Sales in other markets dropped slightly down from 7% to 6.87% of the turnover amounting to HK$79.8 million (1999 : HK$81.7 million). Product sales in the Hong Kong market also decreased to 5.86% amounting to HK$68 million (1999 : HK$75 million) The business in department store operation registered a reduced turnover of HK$15.5 million (1999 : HK$26.6 million).

Products Categories

Sales of the major products out of the Group's turnover in 2000 were 34.49% for paper products (1999 : 33.63%), 31.61% for wooden products (1999 : 32.15%) and 28.42% for household items, home textiles products and tablemates (1999 : 28.38%).

Net margin

Net margins fell to 3.24% in 2000 compared with 5.16% in 1999. Excluding items related to activities other than the manufacture and sale of consumer home products, actual net margin was 5.47% in 2000 compared with 6.31% in 1999.

Operating Expenses

Operating expenses in 2000 slightly decreased by 2.44% over that of 1999. The reduction in 2000 was largely attributable to selling and administrative expenses.

Interest Expenses

Interest expenses rose by 31.05% to HK$10.39 million in 2000 (1999 : HK$7.93 million) as a result of increasing finance leases to meet additional machinery for new products.

Minority Interests

Minority interests fell by 45.63% to HK$8.7 million in 2000 (1999 : HK$16 million) as a result of a decline in contributions from a majority-owned subsidiary.

Liquidity and financial resources

Net current assets and current ratio were HK$53.33 million and 1.24 : 1 as at 31st December, 1999 and HK$ 43.66 million and 1.22 : 1 as at 31st December, 2000. The reduction in net current assets is largely due to a decrease in bank deposits, bills receivable and inventory. Raw material, work-in-progress and finished goods decreased by 7.66% to HK$110 million (1999 : HK$120 million).

Fixed assets additions rose by 24.74% from HK$35.6 million in 1999 to HK$44.49 million in 2000 mostly attributable to the expansion of the Group's production facilities in the PRC.

As a result of a decrease in unsecured short term bank loans, total bank borrowing decreased by HK$15 million. Total debts and the corresponding ratio to shareholders' funds were HK$50.51 million and 21.93% at 31st December, 2000, compared with HK$65.54 million and 28.48% at 31st December, 1999.

Internally generated funds continued to be the Group's main source of working capital and this is complemented by revolving credit facilities provided by the Group's principal bankers. The Management believes that, as at 31st December, 2000, the Group's financial condition is such that it has sufficient liquidity and resources to support its working capital requirements.

Employees

The approximate number of employees of the Group as at 31st December, 2000 and 31st December, 1999 were 9,800 and 9,600 respectively with a seasonal high figure of more than 10,000 during the third quarter of 2000. Less than 200 staff are stationed in Hong Kong and the rest are PRC workers.

The directors present their annual report and the audited financial statements for the year ended 31st December, 2000.

PRINCIPAL ACTIVITIES

The Company is an investment holding company. Its subsidiaries are principally engaged in the design, manufacture and sale of a diversified range of consumer home products and operation of a general merchandise store. The activities of associates are set out in note 35 to the financial statements.

RESULTS AND APPROPRIATIONS

The results of the Group and appropriations of the Company for the year ended 31st December, 2000 are set out in the consolidated income statement on page 14 and in the accompanying notes to the financial statements. The directors now recommend the payment of a final dividend of 2 cents per share to the shareholders on the register of members on 25th May, 2001, amounting to HK$9,558,526.

FINANCIAL SUMMARY

A summary of the results and of the assets and liabilities of the Group for the past five financial years is set out on page 54 of the annual report.

MAJOR CUSTOMERS AND SUPPLIERS

The aggregate sales and purchases attributable to the Group's five largest customers and suppliers were less than 30% of the Group's total sales and purchases respectively.

SHARE CAPITAL, WARRANTS AND SHARE OPTION SCHEME

Details of the share capital and warrants of the Company are set out in notes 20 and 21 respectively to the financial statements.

Details of share options of the Company are set out in note 22 to the financial statements.

RESERVES

Movements in the reserves of the Group and the Company during the year are set out in note 23 to the financial statements.

PROPERTY, PLANT AND EQUIPMENT

The Group continued its plant replacement policy and expanded HK$27,966,126 on new plant and machinery during the year.

Details of these and other movements in property, plant and equipment of the Group and the Company during the year are set out in note 11 to the financial statements.

MAJOR PROPERTIES

Details of the major properties of the Group at 31st December, 2000 are set out on pages 55 of the annual report.

DIRECTORS AND DIRECTORS' SERVICE CONTRACTS

The directors of the Company during the year and up to the date of this report were:

Executive directors:

Lam Po Kwai, Frankie
Wong Yau Ching, Maria
Lee Yuen Bing, Nina
So Man Yee, Katherine
Ko Sin Kuen, Catherine (resigned on 1st July, 2000)

Non-executive directors:

Shao Zhengkang

Independent non-executive directors:

Au Son Yiu
Lee Johnson

In accordance with Bye-law 99 (as amended by Bye-law 182(vi)) of the Company's Bye-laws, Messrs. Au Son Yiu and Lee Johnson retire and, being eligible, offer themselves for re-election.

The directors being proposed for re-election at the forthcoming annual general meeting do not have a service contract with the Company or any of its subsidiaries which is not determinable by the Group within one year without payment of compensation (other than statutory compensation).

The non-executive directors have been appointed for a term subject to retirement by rotation as required by the Company's Bye-laws.

DIRECTORS' INTERESTS IN CONTRACTS

No contracts of significance to which the Company or any of its subsidiaries was a party and in which a director of the Company had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year.

CONNECTED TRANSACTION

During the year, the Group purchased goods amounting to approximately HK$40,583,394 from a 62.5% held subsidiary, Bigfield Goldenford Holdings Limited ("Bigfield") in which one of its directors, Lee Kun, continued to be a director as well as a beneficial minority shareholder of Bigfield. In the opinion of the independent non-executive directors, these transactions were carried out in the usual course of business of the Group and on normal commercial terms.

DIRECTORS' INTERESTS IN SECURITIES

As at 31st December, 2000, the interests of the directors in the shares of the Company as recorded in the register maintained by the Company pursuant to Section 29 of the Securities (Disclosure of Interests) Ordinance ("SDI Ordinance") were as follows:

	Number of shares held	
Name of director	Personal interest	Corporate interest
Lam Po Kwai, Frankie	63,135,785	104,729,411 *(a)*
Wong Yau Ching, Maria	19,073,433	–
Lee Yuen Bing, Nina	10,867,059	24,367,798 *(b)*
So Man Yee, Katherine	737,045	–
Au Son Yiu	1,433,660	–

(a) These shares are held through Carrson Holdings Investment Limited and Frankfort Capital Investment Limited, both of which are companies beneficially owned by Lam Po Kwai, Frankie.

(b) These shares are held through Join Admin Benefit Corporation Limited, a company beneficially owned by Lee Yuen Bing, Nina.

Save as disclosed above, except for certain nominee shares in subsidiaries held by Lam Po Kwai, Frankie in trust for the Group, none of the directors or their associates had any interests in any securities of the Company or any of its associated corporations as defined in the SDI Ordinance.

DIRECTORS' RIGHTS TO ACQUIRE SHARES OR DEBENTURES

Other than the share option scheme of the Company as detailed in note 22 to the financial statements, at no time during the year was the Company or any of its subsidiaries a party to any arrangement to enable the directors of the Company to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate and none of their spouses or children under the age of 18, had any right to subscribe for the securities of the Company, or had exercised any such right during the year.

SUBSTANTIAL SHAREHOLDERS

Other than the interests of Lam Po Kwai, Frankie, a director of the Company, disclosed under the heading "Directors' Interests in Securities" above, the register of substantial shareholders maintained by the Company pursuant to Section 16(1) of the SDI Ordinance discloses no other person as having an interest representing 10% or more in the issued share capital of the Company as at 31st December, 2000.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

During the year, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities.

DONATIONS

During the year, the Group made charitable and other donations amounting to HK$193,000.

CORPORATE GOVERNANCE

The Company has complied throughout the year ended 31st December, 2000 with the Code of Best Practice, as set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

PRE-EMPTIVE RIGHTS

There are no provisions for pre-emptive rights under the Company's Bye-laws although there are no restrictions against such rights under the laws in Bermuda.

AUDITORS

A resolution will be submitted to the annual general meeting to re-appoint Messrs. Deloitte Touche Tohmatsu as auditors of the Company.

On behalf of the Board
Lam Po Kwai, Frankie
Chairman

11th April, 2001

德勤·關黃陳方會計師行

Deloitte Touche Tohmatsu

Certified Public Accountants
26/F, Wing On Centre
111 Connaught Road Central
Hong Kong

香港中環干諾道中111號
永安中心26樓

TO THE SHAREHOLDERS OF FRANKIE DOMINION INTERNATIONAL LIMITED

(incorporated in Bermuda with limited liability)

We have audited the financial statements on pages 14 to 53 which have been prepared in accordance with accounting pinciples generally accepted in Hong Kong.

Respective responsibilities of directors and auditors

The Company's directors are responsible for the preparation of financial statements which give a true and fair view. In preparing financial statements which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those statements and to report our opinion to you.

Basis of opinion

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the circumstances of the Company and the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion the financial statements give a true and fair view of the state of affairs of the Company and the Group as at 31st December, 2000 and of the profit and cash flows of the Group for the year then ended and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

Deloitte Touche Tohmatsu

Certified Public Accountants

11th April, 2001

CONSOLIDATED INCOME STATEMENT

For the year ended 31st December, 2000

	NOTES	2000 HK$	1999 HK$
Turnover	3	**1,147,510,717**	1,166,573,444
Cost of sales		**(909,391,331)**	(903,911,219)
Gross profit		**238,119,386**	262,662,225
Other revenue	4	**13,906,598**	14,376,001
Distribution costs		**(78,416,939)**	(81,553,329)
Administrative expenses		**(125,983,780)**	(127,355,222)
Profit from operations	5	**47,625,265**	68,129,675
Finance costs	6	**(10,397,101)**	(7,933,164)
		37,228,164	60,196,511
Share of loss of associates		**(2,684,187)**	(89,511)
Profit before taxation		**34,543,977**	60,107,000
Taxation	7	**(5,573,993)**	(8,623,266)
Profit after taxation		**28,969,984**	51,483,734
Minority interests		**(8,733,102)**	(16,063,646)
Net profit for the year	8	**20,236,882**	35,420,088
Dividends	9	**14,337,619**	(18,790,151)
Profit retained for the year		**5,899,263**	16,629,937
Earnings per share	10	**4.315 cents**	7.958 cents

CONSOLIDATED BALANCE SHEET

At 31st December, 2000

	NOTES	2000 HK$	1999 HK$
Non-current assets			
Property, plant and equipment	11	**241,807,685**	234,342,789
Interests in associates	13	**14,922,090**	9,834,859
Investments in securities	14	**11,665,444**	6,000,000
Club debenture		**880,000**	880,000
		269,275,219	251,057,648
Current assets			
Properties held for resale		**–**	536,000
Inventories	15	**110,838,314**	120,035,818
Amount due from an associate		**516,165**	584,147
Debtors and prepayments	16	**103,522,621**	116,811,005
Tax recoverable		**88,268**	295,536
Short term bank deposits		**7,617,163**	21,675,659
Pledged bank deposits		**2,450,261**	–
Bank balances and cash		**12,223,502**	14,380,480
		237,256,294	274,318,645
Current liabilities			
Creditors, bills payable and accrued charges	17	**124,598,895**	126,843,406
Amounts due to associates		**9,011,032**	4,943,344
Obligations under finance leases - due within one year	18	**8,749,008**	6,301,800
Taxation		**1,270,776**	4,575,599
Bank borrowings - due within one year	19	**49,957,708**	63,978,211
Proposed dividends		**9,558,526**	14,337,278
		203,145,945	220,979,638
Net current assets		**34,110,349**	53,339,007
		303,385,568	304,396,655

	NOTES	2000 HK$	1999 HK$
Capital and reserves			
Share capital	20	**47,792,629**	44,514,927
Reserves	23	**172,964,720**	185,581,338
Total capital and reserves		**220,757,349**	230,096,265
Minority interests		**65,787,132**	61,753,366
Non-current liabilities			
Bank borrowings – due after one year	19	**553,384**	1,559,092
Deferred taxation	24	**7,295,128**	5,998,933
Obligations under finance leases – due after one year	18	**8,992,575**	4,988,999
		16,841,087	12,547,024
		303,385,568	304,396,655

The financial statements on pages 14 to 53 were approved by the Board of Directors on 11th April, 2001 and are signed on its behalf by:

Lam Po Kwai, Frankie
Director

So Man Yee, Katherine
Director

BALANCE SHEET

At 31st December, 2000

	NOTES	2000 HK$	1999 HK$
Non-current assets			
Property, plant and equipment	11	**4,282**	1,219,643
Investments in subsidiaries	12	**55,882,070**	55,882,070
Interests in associates	13	**39,820,000**	–
Investment in securities	14	**10,530,000**	6,000,000
		106,236,352	63,101,713
Current assets			
Debtors and prepayments		**217,975**	116,213
Amounts due from subsidiaries		**160,696,407**	206,661,990
Tax recoverable		**87,605**	165,323
Short term bank deposits		**3,506,206**	–
Bank balances and cash		**259,932**	831,249
		164,768,125	207,774,775
Current liabilities			
Creditors and accrued charges		**1,154,050**	2,143,503
Amounts due to subsidiaries		**14,275,943**	8,169,715
Obligations under finance leases			
– due within one year	18	**–**	162,916
Proposed dividends		**9,558,526**	14,337,278
		24,988,519	24,813,412
Net current assets		**139,779,606**	182,961,363
		246,015,958	246,063,076
Capital and reserves			
Share capital	20	**47,792,629**	44,514,927
Reserves	23	**198,223,329**	201,480,267
		246,015,958	245,995,194
Non current liabilities			
Obligations under finance leases			
– due after one year	18	**–**	67,882
		246,015,958	246,063,076

Lam Po Kwai, Frankie
Director

So Man Yee, Katherine
Director

CONSOLIDATED STATEMENT OF RECOGNISED GAINS AND LOSSES

For the year ended 31st December, 2000

	2000	1999
	HK$	*HK$*
Exchange differences arising on translation of overseas operations not recognised in income statement	**433,109**	(806,053)
Net profit for the year	**20,236,882**	35,420,088
Total recognised gains	**20,669,991**	34,614,035
Goodwill arising on acquisition of associates eliminated directly against reserves	**(31,779,964)**	–
	(11,109,773)	34,614,035

CONSOLIDATED CASH FLOW STATEMENT

For the year ended 31st December, 2000

	NOTES	2000 HK$	1999 HK$
NET CASH INFLOW FROM OPERATING ACTIVITIES	25	**106,055,094**	80,319,518
RETURNS ON INVESTMENTS AND SERVICING OF FINANCE			
Dividends paid		**(19,116,371)**	(8,902,986)
Dividend income		**831,211**	–
Interest on bank borrowings paid		**(9,066,761)**	(6,942,359)
Dividends paid to minority shareholders of subsidiaries		**(7,503,075)**	(3,752,325)
Finance lease charges paid		**(1,330,340)**	(990,805)
Interest received		**1,555,459**	1,408,235
NET CASH OUTFLOW FROM RETURNS ON INVESTMENTS AND SERVICING OF FINANCE		**(34,629,877)**	(19,180,240)
TAXATION			
Hong Kong Profits Tax paid		**(7,375,353)**	(4,622,750)
INVESTING ACTIVITIES			
Purchase of property, plant and equipment		**(29,976,038)**	(29,343,025)
Purchase of investment in securities		**(11,778,638)**	(6,000,000)
Investment in associates		**(24,490,000)**	(250,000)
Proceeds from disposal of property, plant and equipment		**862,458**	5,221,684
Proceeds from disposal of investments in securities		**6,839,224**	–
Proceeds from disposal of an associate		**242,672**	–
Increase in pledged bank deposits		**(2,450,261)**	–
NET CASH OUTFLOW FROM INVESTING ACTIVITIES		**(60,750,583)**	(30,371,341)
NET CASH INFLOW BEFORE FINANCING		**3,299,281**	26,145,187

	NOTES	2000 HK$	1999 HK$
FINANCING	26		
Repayment of finance leases		**(8,070,959)**	(6,448,592)
Repayment of bank loans		**(1,197,679)**	(1,726,319)
Issue of new shares		**797,424**	165,600
Capital contributed by a minority shareholder		**2,803,739**	–
Expenses in relation to issue of shares		**(18,748)**	–
NET CASH OUTFLOW FROM FINANCING		**(5,686,223)**	(8,009,311)
(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS		**(2,386,942)**	18,135,876
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR		**(26,725,594)**	(44,861,470)
CASH AND CASH EQUIVALENTS AT END OF THE YEAR	28	**(29,112,536)**	(26,725,594)

1. GENERAL

The Company is incorporated in Bermuda as an exempted company with limited liability and its shares are listed on The Stock Exchange of Hong Kong Limited (the "Stock Exchange").

The Company is an investment holding company. Its subsidiaries are principally engaged in the design, manufacture and sale of a diversified range of consumer home products and operation of a general merchandise store.

2. SIGNIFICANT ACCOUNTING POLICIES

The financial statements have been prepared under the historical cost convention, as modified for the revaluation of investments in securities.

The financial statements have been prepared in accordance with accounting principles generally accepted in Hong Kong. The principal accounting policies adopted are as follows:

Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and its subsidiaries made up to 31st December each year.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from their effective dates of acquisition or up to their effective dates of disposal, as appropriate.

All significant intercompany transactions and balances within the Group have been eliminated on consolidation.

Goodwill

Goodwill represents the excess of the purchase consideration over the fair value ascribed to the Group's share of the net assets at the date of acquisition of a subsidiary and is written off to reserves immediately on acquisition. Negative goodwill, which represents the excess of the fair value ascribed to the Group's share of the separable net assets of a subsidiary at the date of acquisition over the purchase consideration is credited to reserves.

Any premium or discount arising on the acquisition of an interest in an associate, representing the excess or shortfall respectively of the purchase consideration over the fair value ascribed to the Group's share of the separable net assets of the associate at the date of acquisition, is dealt with in the same manner as that described above for goodwill.

2. *SIGNIFICANT ACCOUNTING POLICIES (Continued)*

Goodwill *(Continued)*

On disposal of a subsidiary or an associate, the attributable amount of goodwill or capital reserve previously eliminated against or credited to reserves is included in the determination of the profit or loss on disposal of the subsidiary or associate.

Investments in subsidiaries

A subsidiary is an enterprise in which the Company, directly or indirectly, holds more than half of the issued share capital, or controls more than half of the voting power, or where the Company controls the composition of its board of directors or equivalent governing body.

Investments in subsidiaries are stated at cost less any impairment loss. The results of subsidiaries are accounted for by the Company on the basis of dividends received and receivable.

Interests in associates

An associate is an enterprise over which the Group is in a position to exercise significant influence, including participation in financial and operating policy decisions of the investee.

The results and assets and liabilities of associates are incorporated in these financial statements using the equity method of accounting. The carrying amount of such interests is reduced to recognise any decline, other than a temporary decline, in the value of individual investments.

Where a group enterprise transacts with an associate of the Group, unrealised profits and losses are eliminated to the extent of the Group's interest in the relevant associate, except where unrealised losses provide evidence of an impairment of the asset transferred.

Club debenture

Club debentures are stated at cost less provision, if necessary, for any permanent impairment in value.

2. *SIGNIFICANT ACCOUNTING POLICIES (Continued)*

Assets held under finance leases

Leases are classified as finance leases when the terms of the lease transfer substantially all the risks and rewards of ownership to the Group. Assets held under finance leases are capitalised at their fair value at the date of acquisition. The corresponding principal portions of leasing commitments are shown as obligations under finance leases. The finance costs, which represent the difference between the total leasing commitments and the original outstanding principal at the inception of the leases, are charged to the income statement over the period of the relevant leases so as to produce a constant periodic rate of charge on the remaining balances of the obligations for each accounting period.

All other leases are classified as operating leases and the rentals payable are charged to the income statement on a straight line basis over the relevant lease term.

Investment in securities

Investments in securities are recognised on a trade-date basis and are initially measured at cost.

Investments other than held-to-maturity debt securities are classified as investment securities and other investments.

Investment securities, which are securities held for an identified long-term strategic purpose, are measured at subsequent reporting dates at cost, as reduced by any impairment loss that is other than temporary.

Other investments are measured at fair value, with unrealised gains and losses included in net profit or loss for the period.

Property, plant and equipment

Property, plant and equipment is stated at cost less depreciation or amortisation. The cost of an asset comprises its purchase price and any directly attributable costs of bringing the asset to its present working condition and location for its intended use. Expenditure incurred after the assets have been put into operation, such as repairs and maintenance and overhaul costs, is normally charged to the income statement in the period in which it is incurred. In situations where it can be clearly demonstrated that the expenditure has resulted in an increase in the future economic benefits expected to be obtained from the use of the asset, the expenditure is capitalised as an additional cost of the asset.

2. *SIGNIFICANT ACCOUNTING POLICIES (Continued)*

Property, plant and equipment *(Continued)*

The cost of buildings in Hong Kong is depreciated over thirty years by equal annual instalments. The cost of buildings held overseas is depreciated using the reducing balance method at 4% per annum. Land held under long leases and medium term leasehold land and buildings are amortised over the remaining lease term on a straight line basis by equal monthly instalments.

Depreciation is provided to write off the cost of other assets over their estimated useful lives, using the reducing balance method, at 20% per annum.

Assets held under finance leases are depreciated over their estimated useful lives on the same basis as assets owned by the Group or, where shorter, the term of the relevant leases.

Where the recoverable amount of an asset has declined below its carrying amount, the carrying amount is reduced to reflect the decline in value. In determining the recoverable amount of assets, expected future cash flows are not discounted to their present values.

The gain or loss arising from disposal or retirement of an asset is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognised in the income statement.

Inventories

Inventories are stated at the lower of cost and net realisable value. Cost, which comprises all costs of purchase and, where applicable, costs of conversion and other costs that have been incurred in bringing the inventories to their present location and condition, is calculated using the weighted average cost method. Net realisable value represents the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

Taxation

The charge for taxation is based on the results for the year as adjusted for items which are non-assessable or disallowed. Timing differences arise from the recognition for tax purposes of certain items of income and expense in a different accounting period from that in which they are recognised in the financial statements. The tax effect of the resulting timing differences, computed using the liability method, is recognised as deferred taxation in the financial statements to the extent that it is probable that a liability or asset will crystallise in the foreseeable future.

2. *SIGNIFICANT ACCOUNTING POLICIES (Continued)*

Revenue recognition

Sales of goods are recognised when goods are delivered and title has passed.

For completed properties which were acquired for resale, revenue is recognised on the execution of a binding sales agreement.

Rental income under operating leases is recognised on a straight-line basis over the term of the relevant lease.

Interest income from bank deposits is accrued on a time basis, by reference to the principal outstanding and at the interest rate applicable.

Dividend income from investments is recognised when the rights to receive payment have been established.

Foreign currencies

Transactions in foreign currencies are translated at the rates ruling on the dates of the transactions or at the contracted settlement rate. Monetary assets and liabilities denominated in foreign currencies are re-translated at the rates ruling on the balance sheet date. Gains and losses arising on translation are dealt with in the income statement.

On consolidation, the financial statements of overseas operations and subsidiaries which are denominated in currencies other than Hong Kong dollar are translated at the rates ruling on the balance sheet date. All exchange differences arising on consolidation are dealt with in the translation reserve.

Pension

(a) *Defined contribution scheme*

The pension cost charged in the income statement represents the amount of contributions payable to the Group's defined contribution scheme.

2. *SIGNIFICANT ACCOUNTING POLICIES (Continued)*

Pension *(Continued)*

(b) *Defined benefit scheme*

The expected costs of providing pensions, as calculated periodically by professionally qualified actuaries, are charged to the income statement so as to spread the costs over the service lives of employees in the scheme operated by the Group in such a way that the pension cost is a substantially level percentage of current and expected future pensionable payroll in light of the current actuarial assumptions.

Cash equivalents

Cash equivalents represent short-term, highly liquid investments which are readily convertible into known amounts of cash and which were within three months of maturity when acquired; less advances from banks repayable within three months from the date of the advances.

3. *TURNOVER*

An analysis of the Group's turnover and contribution to operating profit by activity is as follows:

	2000		1999	
	Turnover HK$	**Contribution to operating profit HK$**	Turnover HK$	Contribution to operating profit HK$
Activity				
Manufacture and sale of consumer home products	**1,131,508,837**	**61,916,294**	1,139,924,024	71,994,790
Investment in securities	**–**	**4,027,724**	–	–
Sale of properties held for resale	**443,700**	**(27,788,336)**	–	–
Operating of a general merchandise store	**15,558,180**	**(927,518)**	26,649,420	(11,798,279)
	1,147,510,717	**37,228,164**	1,166,573,444	60,196,511

3. TURNOVER (Continued)

An analysis of the Group's turnover by geographical market is as follows:

	Turnover	
	2000	1999
	HK$	*HK$*
Geographical market		
North America	**396,766,181**	304,645,726
Holland	**220,604,212**	228,251,911
Germany	**102,212,968**	145,424,918
United Kingdom	**123,281,128**	105,071,118
France	**90,151,578**	106,649,750
Other European countries	**74,296,970**	95,417,719
Hong Kong	**54,291,467**	75,659,755
Australia	**36,635,309**	46,365,742
China	**20,542,604**	21,444,108
Others	**28,728,300**	37,642,697
	1,147,510,717	1,166,573,444

Contribution to operating profit by geographical market has not been presented as the contribution to operating profit from each market is closely proportional to the turnover attributable to that market, except as regards the turnover and operating loss derived from operation of a general merchandise store which are carried out in Hong Kong and sale of properties held for resale which is carried out in Canada.

4. OTHER REVENUE

	2000	1999
	HK$	*HK$*
Interest income on bank deposits	**1,555,459**	1,408,235
Rental income	**10,239,854**	12,564,378
Dividend income from investments	**831,211**	–
Gain on disposal of other investment	**839,224**	–
Gain on disposal of trading securities	**72,541**	–
Sundry income	**368,309**	403,388
	13,906,598	14,376,001

5. *PROFIT FROM OPERATIONS*

	2000	1999
	HK$	*HK$*
Profit from operations has been arrived at after charging:		
Auditors' remuneration		
Charge for the year	**1,347,821**	1,362,641
Overprovided in prior year	**(10,000)**	–
	1,337,821	1,326,641
Bad debts written off	–	158,180
Depreciation and amortisation:		
Owned assets	**30,357,982**	29,855,253
Assets held under finance leases	**5,223,633**	3,792,237
Loss on disposal of property, plant and equipment	**294,436**	1,806,722
Provision for impairment loss on other investment	**113,194**	–
Operating lease payments in respect of rented properties	**32,031,956**	37,964,934
Provision for bad and doubtful debts	**2,265,671**	–
Staff costs:		
Directors' remuneration *(note (i))*	**9,266,000**	10,596,767
Salaries and allowances	**131,796,510**	106,160,161
Pension contributions *(note (ii))*	**1,364,148**	3,049,411
	142,426,658	119,806,339
and after crediting:		
Exchange gain	**2,905,208**	9,470,600
Net rental income, net of outgoings of HK$2,726,640 (1999: HK$2,953,815)	**7,513,214**	9,610,563

5. *PROFIT FROM OPERATIONS (Continued)*

(i) Information regarding directors' and employees' emoluments

	2000	1999
	HK$	*HK$*
Directors		
Fees to non-executive directors	**540,000**	540,000
Other emoluments to executive directors:		
Salaries and other benefits	**5,911,000**	6,562,000
Performance related incentive payments	**2,815,000**	3,266,000
Pension scheme contributions	**–**	228,767
	8,726,000	10,056,767
	9,266,000	10,596,767

The amounts disclosed above include directors' fees of HK$360,000 (1999: HK$360,000) payable to independent non-executive directors.

Emoluments of the directors were within the following bands:

	Number of directors	
	2000	1999
HK$nil - HK$1,000,000	**3**	5
HK$1,000,001 - HK$1,500,000	**3**	–
HK$1,500,001 - HK$2,000,000	**–**	1
HK$2,000,001 - HK$2,500,000	**–**	1
HK$2,500,001 - HK$3,000,000	**2**	–
HK$3,500,000 - HK$4,000,000	**–**	1

5. *PROFIT FROM OPERATIONS (Continued)*

(i) Information regarding directors' and employees' emoluments *(Continued)*

Employees

The five highest paid individuals of the Group included two (1999: three) directors, details of whose emoluments are set out above. The emoluments of the remaining three highest paid employees, other than directors of the Company, were as follows:

	2000 HK$	1999 HK$
Salaries and other benefits	**4,092,000**	3,006,000
Performance related incentive payments	**2,968,900**	1,615,900
Pension scheme contributions	**89,400**	42,900
	7,150,300	4,664,800

Emoluments of these remaining three (1999: two) highest paid employees were within the following bands:

	Number of employees	
	2000	1999
HK$1,500,001 - HK$2,000,000	**2**	1
HK$3,000,001 - HK$3,500,000	–	1
HK$3,500,001 - HK$4,000,000	1	–

(ii) Pension contributions

	2000 HK$	1999 HK$
Pension contributions to the Group's defined contribution scheme	**1,364,148**	2,263,166
Pension contributions to the Group's defined benefit scheme	–	786,245
	1,364,148	3,049,411

5. *PROFIT FROM OPERATIONS (Continued)*

(ii) **Pension contributions** *(Continued)*

Defined contribution scheme

Certain subsidiaries of the Company operate a defined contribution pension scheme for all qualifying employees. The assets of the scheme are held separately from those of the Group in funds under the control of a trustee.

The pension cost charge represents contributions payable to the scheme by the Group at rates specified in the rules of the scheme. Where there are employees who leave the scheme prior to vesting fully in the contributions, the contribution payable by the Group is reduced by the amount of forfeited contributions.

During the year, HK$630,762 (1999: nil) forfeited contribution was utilised by the Group to reduce the contributions payable in the year.

At the balance sheet date, the total amount of forfeited contributions, which arose upon employees leaving the pension scheme and which are available to reduce the contributions payable in future years was approximately HK$777,000 (1999: HK$1,143,000).

In December 2000, the Group had also joined the Mandatory Provident Fund Scheme under the rules and regulations of the Mandatory Provident Fund Authority.

Defined benefit scheme

Certain subsidiaries of the Company operate a funded defined benefit pension scheme for all qualifying employees. The assets of the scheme are held separately from those of the Group in funds under the control of the trustee.

The pension cost is assessed in accordance with the advice of HSBC Life (International) Limited using the projected benefits method. The latest actuarial assessment of the scheme was at 31st December, 1998. At that date of the latest actuarial valuation the market value of the assets of the scheme was HK$8,636,000 (1999: HK$8,636,000), and the actuarial value of the assets was sufficient to cover 109% of the benefits that had accrued to members, after allowing for expected future increases in earnings. The assumptions which have the most significant effect on the results of the valuation are those relating to the rate of return on investments and the rates of increase in salaries and pension. It was assumed that the investment return would be 9% per annum and salary increases would average 8% per annum.

6. *FINANCE COSTS*

	2000 HK$	1999 HK$
Interest on:		
Bank borrowings wholly repayable within five years	**9,066,761**	6,942,359
Obligations under finance leases	**1,330,340**	990,805
	10,397,101	7,933,164

7. *TAXATION*

	2000 HK$	1999 HK$
The Company and its subsidiaries:		
Hong Kong Profits Tax		
Current year	**5,284,017**	8,029,917
Overprovision in prior years	**(1,006,219)**	(70,658)
Deferred taxation *(note 24)*	**1,296,195**	721,370
	5,573,993	8,680,629
Share of taxation of an associate		
Overseas taxation	**–**	(57,363)
	5,573,993	8,623,266

Hong Kong Profits Tax is calculated at 16% (1999: 16%) of the estimated assessable profit for the year.

Overseas taxation for the year was calculated at the rate prevailing in the relevant jurisdiction.

8. *NET PROFIT FOR THE YEAR*

Of the consolidated profit for the year of HK$20,236,882 (1999: HK$35,420,088), a loss of HK$1,750,293 (1999: profit of HK$24,206,646) has been dealt with in the financial statements of the Company.

9. *DIVIDENDS*

	2000	1999
	HK$	*HK$*
Interim dividend paid, 1 cent (1999: 1 cent) per share	**4,779,093**	4,452,873
Final dividend proposed of 2 cents (1999: 3 cents) per share	**9,558,526**	14,337,278
	14,337,619	18,790,151

The final dividend is calculated by reference to 447,926,292 (1999: 477,909,272) shares in issue as at the date of this report.

10. *EARNINGS PER SHARE*

The calculation of the basic earnings per share is based on net profit for the year of HK$20,236,882 (1999: HK$35,420,088) and the weighted average of 469,043,000 (1999: 445,099,365) shares in issue during the year.

No diluted earnings per share for two years as the exercise prices of the Company's outstanding share options and warrants are higher than the fair value per share for both 2000 and 1999.

11. *PROPERTY, PLANT AND EQUIPMENT*

	Land and buildings HK$	Computer equipment HK$	Furniture and fixtures HK$	Motor vehicles HK$	Plant and machinery HK$	Total HK$
THE GROUP						
COST						
At 1st January, 2000	113,180,380	18,608,368	106,914,086	9,029,038	229,238,360	476,970,232
Currency realignment	(318,360)	–	–	–	–	(318,360)
Additions	2,803,738	1,355,977	9,316,383	3,055,557	27,966,126	44,497,781
Disposals	–	–	(72,474)	(2,646,904)	(676,846)	(3,396,224)
At 31st December, 2000	**115,665,758**	**19,964,345**	**116,157,995**	**9,437,691**	**256,527,640**	**517,753,429**
DEPRECIATION AND AMORTISATION						
At 1st January, 2000	16,590,951	12,875,699	65,578,888	5,529,326	142,052,579	242,627,443
Currency realignment	(23,984)	–	–	–	–	(23,984)
Provided for the year	3,143,884	1,342,290	9,498,066	797,249	20,800,126	35,581,615
Eliminated on disposals	–	–	(21,256)	(1,659,068)	(559,006)	(2,239,330)
At 31st December, 2000	**19,710,851**	**14,217,989**	**75,055,698**	**4,667,507**	**162,293,699**	**275,945,744**
NET BOOK VALUES						
At 31st December, 2000	**95,954,907**	**5,746,356**	**41,102,297**	**4,770,184**	**94,233,941**	**241,807,685**
At 31st December, 1999	96,589,429	5,732,669	41,335,198	3,499,712	87,185,781	234,342,789

11. *PROPERTY, PLANT AND EQUIPMENT (Continued)*

	Motor vehicles
	HK$
THE COMPANY	
COST	
At 1st January, 2000	3,732,438
Transferred to a group company	(967,055)
Disposals	(1,502,622)
At 31st December, 2000	**1,262,761**
DEPRECIATION	
At 1st January, 2000	2,512,795
Transferred to a group company	(244,987)
Provided for the year	1,835
Eliminated on disposals	(1,011,164)
At 31st December, 2000	**1,258,479**
NET BOOK VALUE	
At 31st December, 2000	**4,282**
At 31st December, 1999	1,219,643

The property interests of the Group comprise:

	2000	1999
	HK$	*HK$*
Freehold properties in Canada	**10,774,490**	11,270,506
Leasehold properties:		
– Held in Hong Kong, long leases	**26,948,370**	27,702,645
– Held in Hong Kong, medium term leases	**11,358,837**	11,657,860
– Held outside Hong Kong, long leases	**4,683,920**	4,866,016
– Held outside Hong Kong, medium term leases	**42,189,290**	41,092,402
	95,954,907	96,589,429

11. PROPERTY, PLANT AND EQUIPMENT (Continued)

The net book value of property, plant and equipment of the Group includes an amount of HK$27,520,347 (1999: HK$11,526,710) in respect of assets held under finance leases.

12. INVESTMENTS IN SUBSIDIARIES

	THE COMPANY	
	2000	1999
	HK$	*HK$*
Unlisted shares, at cost	**55,882,070**	55,882,070

The cost of the unlisted shares is based on the book values of the underlying net tangible assets of the subsidiaries attributable to the Group as at the date on which the Company became the ultimate holding company of the Group.

Details of the Company's subsidiaries at 31st December, 2000 are set out in note 34.

13. INTERESTS IN ASSOCIATES

	THE GROUP		THE COMPANY	
	2000	1999	**2000**	1999
	HK$	*HK$*	***HK$***	*HK$*
Unlisted shares, at cost	**–**	–	**39,820,000**	–
Share of net assets	**14,922,090**	9,834,859	**–**	–
	14,922,090	9,834,859	**39,820,000**	–

Details of the Group's associates at 31st December, 2000 are set out in note 35.

14. *INVESTMENTS IN SECURITIES*

	THE GROUP		THE COMPANY	
	2000	1999	**2000**	1999
	HK$	*HK$*	***HK$***	*HK$*
Other investment:				
Unlisted investment in unit trust	**1,135,444**	6,000,000	**–**	6,000,000
Investment securities:				
Unlisted shares, at cost	**10,530,000**	–	**10,530,000**	–
	11,665,444	6,000,000	**10,530,000**	6,000,000

15. *INVENTORIES*

	THE GROUP	
	2000	1999
	HK$	*HK$*
Raw materials	**71,383,483**	81,930,781
Work in progress	**18,459,811**	15,105,797
Finished goods	**20,995,020**	22,999,240
	110,838,314	120,035,818

Included above are raw materials of HK$259,884 (1999: HK$359,521) which are carried at net realisable value.

16. *DEBTORS AND PREPAYMENTS*

	THE GROUP	
	2000	1999
	HK$	*HK$*
Trade debtors	**75,268,643**	74,803,680
Bills receivable	**18,605,581**	32,813,625
Other debtors and prepayments	**9,648,397**	9,183,700
	103,522,621	116,811,005

The Group allows an average credit period of 90 days to its trade customers.

16. *DEBTORS AND PREPAYMENTS (Continued)*

The following is an aged analysis of trade debtors as at the reporting date:

	2000	1999
	HK$	*HK$*
0-60 days	**63,815,238**	53,258,617
61-90 days	**1,847,755**	10,593,953
> 90 days	**9,605,650**	10,956,110
	75,268,643	74,808,680

17. *CREDITORS, BILLS PAYABLES AND ACCRUED CHARGES*

	THE GROUP	
	2000	1999
	HK$	*HK$*
Trade creditors	**78,083,201**	68,703,750
Bill payables	**2,119,738**	446,044
Other creditors and accrued charges	**44,395,956**	57,693,612
	124,598,895	126,843,406

The following is an aged analysis of trade creditors as at of the reporting date:

	2000	1999
	HK$	*HK$*
0-60 days	**65,351,060**	54,029,968
61-90 days	**8,928,101**	10,811,798
> 90 days	**3,804,040**	3,861,984
	78,083,201	68,703,750

18. OBLIGATIONS UNDER FINANCE LEASES

	THE GROUP		THE COMPANY	
	2000	1999	**2000**	1999
	HK$	*HK$*	***HK$***	*HK$*
The repayment schedule of obligations under finance leases is as follows:				
Within one year	**8,749,008**	6,301,800	**–**	162,916
Between one to two years	**5,810,497**	4,182,342	**–**	67,882
Between two to five years	**3,182,078**	806,657	**–**	–
	17,741,583	11,290,799	**–**	230,798
Amount due within one year classified as current liabilities	**(8,749,008)**	(6,301,800)	**–**	(162,916)
Amount due after one year	**8,992,575**	4,988,999	**–**	67,882

19. BANK BORROWINGS

	THE GROUP	
	2000	1999
	HK$	*HK$*
Bank borrowings comprise the following:		
Import loans and export loans	**48,881,296**	62,781,733
Bank loans	**1,557,891**	2,755,570
Bank overdrafts	**71,905**	–
	50,511,092	65,537,303
Secured	**27,022,551**	13,674,704
Unsecured	**23,488,541**	51,862,599
	50,511,092	65,537,303

19. *BANK BORROWINGS (Continued)*

The bank borrowings bear interest at prevailing market rates and their balances are repayable as follows:

	THE GROUP	
	2000	1999
	HK$	*HK$*
Within one year	**49,957,708**	63,978,211
Between one to two years	**553,384**	1,001,808
Between two to five years	**–**	557,284
	50,511,092	65,537,303
Amount due within one year classified as current liabilities	**(49,957,708)**	(63,978,211)
Amount due after one year	**553,384**	1,559,092

20. *SHARE CAPITAL*

	Number of ordinary shares of HK$0.10 each		Nominal value	
	2000	1999	**2000**	1999
			HK$	*HK$*
Authorised:				
Ordinary shares of HK$0.1 each	**1,000,000,000**	1,000,000,000	**100,000,000**	100,000,000
Issued and fully paid:				
At beginning of the year	**445,149,272**	445,011,272	**44,514,927**	44,501,127
Exercise of warrants	**17,020**	138,000	**1,702**	13,800
Exercise of share options	**2,100,000**	–	**210,000**	–
Issue of shares	**30,660,000**	–	**3,066,000**	–
At end of the year	**477,926,292**	445,149,272	**47,792,629**	44,514,927

(a) *During the year, 17,020 (1999: 138,000) shares were issued on exercise of rights attached to the warrants giving proceeds of HK$20,424 (1999: HK$165,000).*

20. SHARE CAPITAL (Continued)

(b) During the year, 2,100,000 shares were issued on exercise of rights attached to the Company's share options scheme giving proceeds of HK$777,000.

(c) On 27th March, 2000, the Company entered into a conditional agreement with ProSticks.com Limited ("ProSticks") for the subscription by the Company of 200,000 new ordinary shares of HK$1.00 each in ProSticks. The total consideration for the subscription was HK$20,000,000 which was satisfied as to HK$13,000,000 in cash, and as to the remainder by the allotment and issue to ProSticks of 14,000,000 new shares of HK$0.10 each at HK$0.50 in the capital of the Company.

In addition, pursuant to the agreement, the Company also agreed to purchase 100,000 shares of HK$1.00 each in ProSticks from Mr. Li Ching Ping Vincent. The total consideration for the sale and purchase of the shares was HK$8,330,000 which was satisfied by the allotment and issue to the vendor of 16,660,000 new shares of HK$0.10 each at HK$0.50 in the capital of the Company. Completion of the Agreement took place on 12th April, 2000.

All shares issued during the year rank pari passu with existing shares in all respects.

21. WARRANTS

During the year, a registered holder exercised his right to subscribe for ordinary shares. The premium on the exercise of warrants amounting to HK$18,722 (1999: HK$151,800) was credited against the share premium account. The outstanding warrants were expired on 27 November 2000.

22. SHARE OPTION SCHEME

Under the Company's share option scheme, the directors may grant options to any eligible employees of the Group, including directors of the Company or its subsidiaries, to subscribe for shares in the Company. Options granted are exercisable in the period commencing on the date six months after the date of acceptance by the grantee (the "Commencement Date") up to the close of business on the day preceding the sixth anniversary from the Commencement Date. The subscription price of the share options is the higher of the nominal value of the shares and an amount which is not less than 80% of the average of the last dealt prices of the shares on the five trading days immediately preceding the offer of the options.

22. *SHARE OPTION SCHEME (Continued)*

A summary of the share options of the Company, outstanding at 1st January, 2000 and 31st December, 2000, is as follows:

Name	Date of grant	Exercise price	Number of share options outstanding at 1st January, 2000	Granted during the year	Exercised during the year	Cancelled during the year	Number of options outstanding at 31st December, 2000
Directors:							
Lam Po Kwai, Frankie	29.02.2000	0.37	–	1,500,000	–	–	1,500,000
Wong Yau Ching, Maria	10.10.1994	0.50	1,400,000	–	–	–	1,400,000
	29.02.2000	0.37	–	1,500,000	–	–	1,500,000
Ko Sin Kuen, Catherine	10.10.1994	0.50	1,400,000	–	–	1,400,000	–
	29.02.2000	0.37	–	1,000,000	–	1,000,000	–
Lee Yuen Bing, Nina	10.10.1994	0.50	900,000	–	–	–	900,000
	29.02.2000	0.37	–	1,500,000	–	–	1,500,000
So Man Yee, Katherine	10.10.1994	0.50	900,000	–	–	–	900,000
	29.02.2000	0.37	–	1,500,000	–	–	1,500,000
An Son Yiu	29.02.2000	0.37	–	700,000	–	–	700,000
Lee Johnson	29.02.2000	0.37	–	700,000	–	–	700,000
Employees of the Group:							
Others	29.02.2000	0.37	–	9,000,000	2,100,000	–	6,900,000
			4,600,000	17,400,000	2,100,000	2,400,000	17,500,000

23. *RESERVES*

	Share premium HK$	Goodwill HK$	Contributed surplus HK$	Translation reserve HK$	Capital redemption reserve HK$	Retained profits HK$	Total HK$
THE GROUP							
At 1st January, 1999	132,014,261	(73,612,368)	–	646,134	85,000	110,472,627	169,605,654
Exchange adjustment	–	–	–	(806,053)	–	–	(806,053)
Premium on issue of shares	151,800	–	–	–	–	–	151,800
Profit for the year	–	–	–	–	–	35,420,088	35,420,088
Dividends	–	–	–	–	–	(18,790,151)	(18,790,151)
At 31st December, 1999	132,166,061	(73,612,368)	–	(159,919)	85,000	127,102,564	185,581,338
Exchange adjustment	–	–	–	433,109	–	–	433,109
Goodwill acquired on acquisition of associates	–	(31,779,964)	–	–	–	–	(31,779,964)
Premium on issue of shares	12,849,722	–	–	–	–	–	12,849,722
Shares issuing expenses	(18,748)	–	–	–	–	–	(18,748)
Profit for the year	–	–	–	–	–	20,236,882	20,236,882
Dividends	–	–	–	–	–	(14,337,619)	(14,337,619)
At 31st December, 2000	**144,997,035**	**(105,392,332)**	**–**	**273,190**	**85,000**	**133,001,827**	**172,964,720**
Attributable to:							
– The Company and subsidiaries	144,997,035	(105,392,332)	–	357,758	85,000	136,042,668	176,090,129
– Associates	–	–	–	(84,568)	–	(3,040,841)	(3,125,409)
	144,997,035	(105,392,332)	–	(273,190)	85,000	133,001,827	172,964,720
THE COMPANY							
At 1st January, 1999	132,014,261	–	38,782,070	–	85,000	25,030,641	195,911,972
Premium on issue of shares	151,800	–	–	–	–	–	151,800
Profit for the year	–	–	–	–	–	24,206,646	24,206,646
Dividends	–	–	–	–	–	(18,790,151)	(18,790,151)
At 31st December, 1999	132,166,061	–	38,782,070	–	85,000	30,447,136	201,480,267
Premium on issue of shares	12,849,722	–	–	–	–	–	12,849,722
Shares issuing expenses	(18,748)	–	–	–	–	–	(18,748)
Profit for the year	–	–	–	–	–	(1,750,293)	(1,750,293)
Dividends	–	–	–	–	–	(14,337,617)	(14,337,617)
At 31st December, 2000	**144,997,035**	**–**	**38,782,070**	**–**	**85,000**	**14,359,224**	**198,223,329**

23. *RESERVES (Continued)*

The contributed surplus represents the difference between the balance of the consolidated shareholders' funds of Frankie Dominion (B.V.I.) Company Limited at the date when its shares were acquired by the Company, and the nominal amount of the Company's shares issued for the acquisition.

Under the Companies Act 1981 of Bermuda (as amended), the contributed surplus account of the Company is available for distribution. However, the Company cannot declare or pay a dividend, or make a distribution out of contributed surplus if:

(a) it is, or would after the payment be, unable to pay its liabilities as they become due; or

(b) the realisable value of its assets would thereby be less than the aggregate of its liabilities and its issued share capital and share premium accounts.

The distributable reserves of the Company calculated in accordance with The Companies Act 1981 of Bermuda (as amended) were as follows:

	2000	1999
	HK$	*HK$*
Contributed surplus	**38,782,070**	38,782,070
Retained profits	**23,917,750**	30,447,136
	62,699,820	69,229,206

24. *DEFERRED TAXATION*

	THE GROUP	
	2000	1999
	HK$	*HK$*
Balance at beginning of the year	**5,998,933**	5,277,563
Charge for the year (note 7)	**1,296,195**	721,370
Balance at end of the year	**7,295,128**	5,998,933

24. *DEFERRED TAXATION (Continued)*

At the balance sheet date, the major components of the deferred taxation liabilities (assets), provided and unprovided, are as follows:

	Provided		Unprovided	
	2000	1999	**2000**	1999
	HK$	*HK$*	***HK$***	*HK$*
THE GROUP				
Tax effect of timing differences because of:				
Excess of tax allowances over depreciation	**7,295,128**	5,998,933	**158,019**	191,506
Tax losses	**–**	–	**(26,346,726)**	(24,057,592)
	7,295,128	5,998,933	**(26,188,707)**	(23,866,086)

A deferred tax asset has not been recognised in the financial statements in respect of tax losses available to offset future profits as it is not certain that the tax losses will be utilised in the foreseeable future.

Movements in unprovided deferred tax for the year are as follows:

	THE GROUP	
	2000	1999
	HK$	*HK$*
Tax effect of timing differences because of:		
Difference between tax allowances and depreciation	**(33,487)**	15,843
Tax losses arising	**(2,289,134)**	(1,877,804)
	(2,322,621)	(1,861,961)

The Company had no significant unprovided deferred taxation at 31st December, 2000 and 1999 and for the years then ended.

25. *RECONCILIATION OF PROFIT BEFORE TAXATION TO NET CASH INFLOW FROM OPERATING ACTIVITIES*

	2000	1999
	HK$	*HK$*
Profit before taxation	**34,543,977**	60,107,000
Share of loss of associates	**2,684,187**	89,511
Depreciation and amortisation	**35,581,615**	33,647,490
Dividend income	**(831,211)**	–
Gain on disposal of other investment	**(839,224)**	–
Loss on disposal of property, plant and equipment	**294,436**	1,806,722
Provision on bad and doubtful debt	**2,265,671**	–
Provision for impairment loss on other investments	**113,194**	–
Interest on bank borrowings	**9,066,761**	6,942,359
Finance lease charges	**1,330,340**	990,805
Interest income	**(1,555,459)**	(1,408,235)
Decrease in properties held for resale	**536,000**	–
Decrease (increase) in inventories	**9,197,504**	(13,992,148)
Decrease (increase) in debtors and prepayments	**11,022,713**	(13,852,488)
Decrease (increase) in amount due from an associate	**67,982**	(10,105)
Increase in amounts due to associates	**4,067,688**	5,595
(Decrease) increase in creditors, bills payable and accrued charges	**(2,244,511)**	9,093,576
Decrease in amount due to a related company	**–**	(1,007,660)
Effect of foreign exchange rate changes	**753,431**	(2,092,904)
Net cash inflow from operating activities	**106,055,094**	80,319,518

26. ANALYSIS OF CHANGES IN FINANCING DURING THE YEAR

	Share capital and premium HK$	Obligations under finance leases HK$	Bank loans HK$	Minority interests HK$
At 1st January, 1999	176,515,388	11,410,431	4,481,889	49,442,045
Inception of finance lease contracts	–	6,328,960	–	–
Repayments of borrowings	–	(6,448,592)	(1,726,319)	–
Issue of new shares	165,600	–	–	–
Minority interests' share of profit for the year	–	–	–	16,063,646
Dividends paid to minority shareholders of subsidiaries	–	–	–	(3,752,325)
At 31st December, 1999	176,680,988	11,290,799	2,755,570	61,753,366
Inception of finance lease contracts	–	14,521,743	–	–
Repayments of borrowings	–	(8,070,959)	(1,197,679)	–
Issue of new shares, net of expenses	16,108,676	–	–	–
Minority interests' share of profit for the year	–	–	–	8,733,102
Dividends paid to minority shareholders of subsidiaries	–	–	–	(7,503,075)
Capital contributed by minority shareholder of a subsidiary	–	–	–	2,803,739
At 31st December, 2000	**192,789,664**	**17,741,583**	**1,557,891**	**65,787,132**

27. MAJOR NON-CASH TRANSACTION

During the year, the Group entered into finance lease arrangements in respect of assets with a total capital value at the inception of the leases of HK$14,521,743 (1999: HK$6,328,960).

During the year, the Group acquired a 25% interest in ProSticks.com Ltd for HK$28,330,000. The aggregate consideration of HK$15,330,000 was satisfied by issuing 30,660,000 shares of HK$0.10 each in the Company at a price of HK$0.50 per share.

28. ANALYSIS OF THE BALANCES OF CASH AND CASH EQUIVALENTS

	2000 HK$	1999 HK$
Short term bank deposits	**7,617,163**	21,675,659
Bank balances and cash	**12,223,502**	14,380,480
Import loans and export loans	**(48,881,296)**	(62,781,733)
Bank overdrafts	**(71,905)**	–
	(29,112,536)	(26,725,594)

29. PLEDGE OF ASSETS

Certain of the Group's property, plant and equipment with carrying value of approximately HK$26 million (1999: HK$35 million) have been pledged to banks to secure banking facilities granted to subsidiaries.

Besides, the Group's bank deposit of approximately HK$2.5 million (1999: nil) has been pledged to a bank to secure banking facilities granted to a subsidiary.

30. CONTINGENT LIABILITIES

	THE GROUP		THE COMPANY	
	2000 HK$	1999 HK$	2000 HK$	1999 HK$
Export bills discounted with recourse	**25,264,653**	11,158,658	–	–
Guarantees given to bankers in respect of banking facilities utilised by subsidiaries	–	–	**49,921,306**	67,760,232
Indemnities given to a bank in respect of guarantee granted to third parties	–	200,000	–	–
	25,264,653	11,358,658	**49,921,306**	67,760,232

31. CAPITAL COMMITMENTS

	THE GROUP	
	2000	1999
	HK$	*HK$*
Capital expenditure in respect of acquisition of property, plant and equipment contracted for but not provided in the financial statements	**24,040,313**	537,668
Capital expenditure in respect of acquisition of property, plant and equipment authorised but not contracted for	**6,027,200**	–

In addition, two subsidiaries of the Group are committed to contribute approximately HK$18,568,320 (1999: HK$18,768,320) in respect of unpaid investments in their subsidiaries.

The Company did not have any capital commitments at 31st December, 2000 or 1999.

32. OPERATING LEASE COMMITMENTS

At the balance sheet date, the Group had outstanding commitments under non-cancellable operating leases in respect of rented properties. The portion of these commitments which is payable in the following year is as follows:

	THE GROUP		THE COMPANY	
	2000	1999	**2000**	1999
	HK$	*HK$*	***HK$***	*HK$*
Operating leases which expire:				
Within one year	**3,620,062**	960,000	**960,000**	960,000
In the second to fifth years inclusive	**10,118,982**	23,164,302	**–**	–
Over five years	**7,116,000**	7,116,000	**–**	–
	20,855,044	31,240,302	**960,000**	960,000

33. *RELATED PARTY TRANSACTIONS*

During the year, the Group entered into the following transactions with related parties:

	Rental paid to related party	
	2000	1999
	HK$	*HK$*
Related company	**960,000**	960,000

The related company is a company in which certain directors of the Company have beneficial interests.

Rental expense paid to the related company was transacted with reference to the rental rates prevailing in the market. This expense was paid to provide a quarter to certain directors of the Company and has been included in directors' remuneration.

34. *SUBSIDIARIES*

Details of the Company's subsidiaries at 31st December, 2000 are as follows:

Name of company	Place of incorporation/ registration	Nominal value of issued/ registered capital	Attributable equity interest to the Group	Principal activities
Big Field (B.V.I.) Limited	British Virgin Islands	Ordinary - US$600	62.5%	Investment holding
Bigfield Goldenford Holdings Limited	Hong Kong	Ordinary - HK$153,000 Deferred - HK$147,000	62.5% *note (i)*	Manufacture of wooden and paper products
Blandas Concord Inc.	Liberia	Ordinary - CAD$1,400,000	100%	Investment holding
Diamond Link Enterprises (Canada) Ltd.	Canada	Ordinary - CAD$2	100%	Property investment
Dominion Trading Ltd.	British Virgin Islands	Ordinary - US$100	100%	Investment holding property and share investment
Drayton Enterprises Inc.	British Virgin Islands	Ordinary - US$100	100%	Investment holding
Excellot Trading Ltd.	British Virgin Islands	Ordinary - US$100	62.5%	Investment holding
Fortune Fine Properties Limited	Hong Kong	Ordinary - HK$2	100%	Property investment
Fortune Gain International Limited	Hong Kong	Ordinary - HK$2	100%	Property investment
Fortune Link International Limited	Hong Kong	Ordinary - HK$2	100%	Property investment
Fortune Rich International Limited	Hong Kong	Ordinary - HK$2	100%	Property investment

34. SUBSIDIARIES (Continued)

Name of company	Place of incorporation/ registration	Nominal value of issued/ registered capital	Attributable equity interest to the Group	Principal activities
Fortune Team International Limited	Hong Kong	Ordinary - HK$2	100%	Property investment
Frankie Design Studio Limited	Hong Kong	Ordinary - HK$2,000,000	100%	Inactive
Frankie Dominion (B.V.I.) Company Limited	British Virgin Islands	Ordinary - US$35,000	100%	Investment holding
Frankie Dominion (Holdings) Limited	Hong Kong	Ordinary - HK$1,000 Deferred - HK$35,000,000	100% *note (i)*	Investment holding, property investment and the design, manufacture and sale of a diversified range of consumer home products
Frankie Dominion Property Limited	Hong Kong	Ordinary - HK$10,000	100%	Not yet commenced business
Frankie Trading Company Limited	Hong Kong	Ordinary - HK$5,000,000	100%	Leasing of fixed assets
Golden Ford Limited	Hong Kong	Ordinary - HK$1,000 Deferred - HK$10,000	62.5% *note (i)*	Inactive
Home Mart Store Limited	Hong Kong	Ordinary - HK$5,000,000	100%	Operating a department store in Hong Kong
Islandcan Limited	Hong Kong	Ordinary - HK$4,400,000 Deferred - HK$3,600,000	100% *note (i)*	Investment holding
Michel Manufactory Limited	Hong Kong	Ordinary - HK$10,000	100%	Provision of marketing services
Newall International Inc.	British Virgin Islands	Ordinary - US$100	100%	Manufacture of consumer home products in the People's Republic of China
Polarease Industrial Limited	Hong Kong	Ordinary - HK$10,000	62.5%	Investment holding
東莞五洲制罐廠有限公司	People's Republic of China	HK$30,000,000	*note (ii)*	Tin-plate printing
東莞嘉利美商家庭用品有限公司	People's Republic of China	HK$26,850,000	note (iii)	Production of consumer home products of China
天津嘉田印鐵有限公司	People's Republic of China	RMB7,500,000	60%	Tin-plate printing

34. *SUBSIDIARIES (Continued)*

Notes:

(i) The deferred shares, which are not held by the Group except for Bigfield Goldenford Holdings Limited, carry minimal rights to dividends or to receive notice of or attend or vote at any general meeting of these companies. On a winding-up, the holders of the deferred shares are entitled to share out of the surplus assets of these companies only after a total of HK$100,000,000,000,000,000 has been distributed equally amongst the holders of the ordinary shares, namely, the Group.

(ii) Under a joint venture agreement, the Group, through Islandcan Limited, is required to contribute 75% of the registered capital of HK$30,000,000 in this company, an equity joint venture company registered in the People's Republic of China ("PRC"). As at the balance sheet date, approximately HK$100,000 registered capital has not been paid up. However, under the joint venture agreement, Islandcan Limited will be entitled to 100% of the joint venture company's profit after deducting a fixed annual amount attributable to assets contributed by the PRC joint venture partner. On cessation of the joint venture company, the Group will be entitled to all assets other than those contributed by the PRC joint venture partner and those immovable building improvements.

(iii) Under a joint venture agreement, the Group, through Frankie Dominion (Holdings) Limited, is required to contribute 100% of the registered capital of HK$26,850,000 in this company, an equity joint venture company registered in the PRC. As at 31st December, 2000, approximately HK$18,468,320 registered capital has not been paid up.

Except for Frankie Dominion (B.V.I.) Company Limited which is held directly by the Company, all other subsidiaries are indirectly held. All subsidiaries operate principally in their places of incorporation, unless specified otherwise under the heading "Principal activities".

None of the subsidiaries had any loan capital subsisting at the end of the year or at any time during the year.

35. *ASSOCIATES*

Details of the Group's associates at 31st December, 2000 are as follows:

Name of company	Place of incorporation	Nominal value of issued capital	Attributable equity interest		Principal activities
			The Group	The Company	
Frankie Finance Ltd.	Hong Kong	Ordinary - HK$10,000,000	50%	–	Not yet commenced operation
Partrex Investment Ltd.	Hong Kong	Ordinary HK$10,000,000	-50%	–	Investment of marketable securities
ProSticks.com Limited	Hong Kong	Ordinary - HK$1,200,000	25%	20%	Development of computer software applications
Port-style Enterprises Inc.	Canada	Common- C$100	25%	–	General trading
Webradio Ltd.	Hong Kong	Ordinary - HK$153,400	33%	33%	Operation of a website

All the associates are operate principally in their places of incorporation.

The financial statements of the Frankie Finance Ltd., ProSticks.com Limited, Port-style Enterprises Inc. and Webradio Ltd. are not audited by Deloitte Touche Tohmatsu.

FINANCIAL SUMMARY

For the year ended 31st December, 2000

	Year ended 31st December,				
	1996	1997	1998	1999	**2000**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	***HK$'000***
RESULTS					
Turnover	1,031,900	980,794	1,026,392	1,166,573	**1,147,510**
Operating profit	26,282	22,933	16,737	60,197	**37,228**
Share of profit (loss) of associates	253	(1,386)	162	(90)	**(2,684)**
Profit from ordinary activities before taxation	26,535	21,547	16,899	60,107	**34,544**
Taxation	(3,660)	(5,471)	(3,234)	(8,623)	**(5,574)**
Profit before minority interests	22,875	16,076	13,665	51,484	**28,970**
Minority interests	(9,034)	(12,297)	(8,980)	(16,063)	**(8,733)**
Profit for the year	13,841	3,779	4,685	35,421	**20,237**
Dividends	14,340	4,450	4,450	18,790	**14,338**

ASSETS AND LIABILITIES

	At 31st December,				
	1996	1997	1998	1999	**2000**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	***HK$'000***
Total assets	418,768	464,096	477,888	525,376	**506,532**
Total liabilities and minority interests	(253,491)	(250,922)	(263,781)	(295,280)	**(276,216)**
Shareholders' funds	165,277	213,174	214,107	230,096	**230,316**

MAJOR PROPERTIES

For the year ended 31st December, 2000

A. *PROPERTIES HELD FOR THE GROUP'S OWN USE*

	Name/location	Lease term	Type *	Gross floor area (sq.m.)	Attributable interest
HONG KONG					
1.	Units A, B, C and D,1st Floor and Flat Roofs Yally Industrial Building, 6 Yip Fat Street, Wong Chuk Hang	Long lease	C & I	1,623.7	100%
2.	Units A, B, C and D, 2nd Floor and Flat Roofs Yally Industrial Building, 6 Yip Fat Street, Wong Chuk Hang	Long lease	C & I	1,623.7	100%
3.	Unit D 3rd Floor, Yally Industrial Building 6 Yip Fat Street, Wong Chuk Hang	Long lease	G	360.3	100%
4.	Units B and C 6th Floor, Yally Industrial Building 6 Yip Fat Street, Wong Chuk Hang	Long lease	C & I	465.4	62.5%
5.	Units A, B, C and D, 7th Floor and Flat Roofs Yally Industrial Building, 6 Yip Fat Street, Wong Chuk Hang	Long lease	C & I	1,115.2	62.5%
6.	Unit B 8th Floor, Yally Industrial Building 6 Yip Fat Street, Wong Chuk Hang	Long lease	C & I	139.4	62.5%
7.	Unit D 20th Floor, Yally Industrial Building 6 Yip Fat Street, Wong Chuk Hang	Long lease	G	360.3	62.5%
8.	Workshop unit, 2nd Floor and Flat Roofs Gold Way Industrial Centre, 16-20 Wing Kin Road, Kwai Chung	Medium term lease	G	1,337.3	100%
OVERSEAS					
THE PEOPLE'S REPUBLIC OF CHINA					
1.	Dabandi Industrial Area, Changan Dongguan Guangdong Province	Medium term lease	I	27,375.4	100%
2.	Dabandi Industrial Area,Changan Dongguan Guangdong Province	Medium term lease	I	69,697.5	100%
3.	天津市漢沽區火車站西	Medium term lease	I	2,796.1	100%
CANADA					
4.	1041-1059 West Broadway, Vancouver British Columbia, Canada	Freehold	C	957.8	100%

* C Commercial
I Industrial
G Godown

目 錄

1 .... 公司資料

2 .... 主席報告

5 .... 董事及高層管理人員

7 .... 管理層之研討及分析

9 .... 董事會報告書

13 .... 核數師報告書

14 .... 綜合收益表

15 .... 綜合資產負債表

17 .... 資產負債表

18 .... 綜合已確認收益及虧損表

19 .... 綜合現金流量表

21 .... 財務報表註釋

54 .... 財務摘要

55 .... 主要物業

公 司 資 料

董事會
林普桂先生*（主席）*
黃有貞女士*（副主席）*
李婉冰女士
蘇敏儀女士
區燊耀先生*（獨立非執行董事）*
李鎮成先生*（獨立非執行董事）*
邵政康先生*（非執行董事）*

公司秘書
張超凡先生

公司律師
在香港
薛馮鄺岑律師行
的近律師行

在百慕達
顏施甘百慕達律師行

核數師
德勤•關黃陳方會計師行
執業會計師

主要往來銀行
香港上海匯豐銀行有限公司
恒生銀行有限公司

股份過戶登記處
在香港
秘書商業服務有限公司

在百慕達
Butterfield Corporate Services Limited

香港主要辦事處
香港
黃竹坑業發街6號
益年工業大廈1樓
電話: 2518 8383
傳真: 2518 3038
電郵: hk1@fdhl.com.hk
網址: www.frankiedominion.com

註冊辦事處
Cedar House
41 Cedar Avenue
Hamilton HM12
Hermuda

主席報告

本人謹代表董事會提呈本公司截至二零零零年十二月三十一日止年度之年報。

業績

截至二零零零年十二月三十一日止年度，本集團營業額輕微下跌至1,147,000,000港元（一九九九年：1,166,000,000港元），年內股東應佔純利20,230,000港元，較一九九九年下降42.87%（一九九九年：35,420,000港元）。每股盈利於審閱業績之財政年度與上年比較下跌45.77%至0.04315港元（一九九九年：0.07958港元）。

末期股息

董事會已議決，建議在二零零一年六月六日向二零零一年五月二十五日名列本公司股東名冊上之股東派發截至二零零零年十二月三十一日止年度之末期股息每股港幣二仙（一九九九年：港幣三仙），惟須於即將舉行之股東週年大會上獲股東批准方可作實。連同二零零零年十一月三日派付中期股息每股港幣一仙，二零零零年度全年總派息額為港幣三仙（一九九九年：港幣四仙）。

暫停辦理過戶登記

本公司將於二零零一年五月二十一日至二零零一年五月二十五日（包括首尾兩天在內）期間暫停辦理股東之登記手續。該期間內任何股份之轉讓將不予辦理。如欲符合獲擬派發末期股息之資格，所有過戶文件連同有關股票，最遲須於二零零一年五月十八日下午四時交回本公司之香港過戶登記分處秘書商業服務有限公司，地址為香港干諾道中111號永安中心5樓。

業績及營運回顧

盈利下降主要是非全資擁有之附屬公司所提供之利潤減少所致。回顧期內，由於歐元貨幣貶值及買家抱持觀望態度落單，影響期內歐洲營業額下跌。本集團盈利仍然大部份來自其家庭消費產品之製造和銷售等主要業務。

鎮堅金科集團有限公司（「鎮堅」）

本集團擁有62.5%之附屬公司鎮堅金科集團有限公司錄得經營盈利較上年遜色，儘管其營業額上升3.42%。盈利貢獻減少主要是年內物料和廠務開支大幅增加所致。暢銷的紙類產品在二零零零年及一九九九年分別佔其營業額的51.01%和48.41%，已持續成為鎮堅業務增長重要一環。管理層打算將鎮堅於來年致力增強控制廠務開支及降低成本，務求增加盈利貢獻。

嘉利美商（集團）有限公司（「嘉利」）

基於年內行之有效的邊際利潤及經營管理策略，儘管銷售額下降7.11%，嘉利在二零零零年之盈利則有所上升。管理層相信在二零零一年將會對集團持續其平穩增長及盈利貢獻 。

豪邁家品有限公司（「豪邁」）

由於年內消費意慾持續低迷及並無改善其零售競爭優勢的惡劣情況下，豪邁已於二零零一年三月停止其在新都會廣場的百貨經營。

期內收購項目

收購乾坤燭有限公司之25%權益

於二零零零年三月二十七日，本公司與乾坤燭有限公司（「乾坤燭」）訂立一項有條件協議，由本公司認購乾坤燭200,000股每股面值1.00港元之新普通股，根據該協議，認購之總代價為20,000,000港元，以現金13,000,000港元及其餘以配發及發行本公司股本中每股面值0.10港元之14,000,000股新股予乾坤燭作支付。

此外，根據該協議，本公司亦同意向李政平先生購入100,000股每股面值1.00港元之乾坤燭股份，買賣協議之代價為8,330,000港元，亦以配發及發行本公司股本中每股面值0.10港元之16,660,000股新股予賣方作支付，該收購協議已於二零零零年四月十二日完成。

乾坤燭有限公司為在香港註冊成立之私人公司，其業務包括電腦軟件應用於外匯交易及股票買賣、圖表及技術分析系統之研究、發展、市場推擴及銷售。乾坤燭亦發展其本身網址，藉以分派其應用及分析系統。乾坤燭之發明，實為劃時代創舉，其圖表包含多種重要之交易訊息數據，對後市走勢分析，極具啟發作用，為傳統圖表所缺乏。www.ProSticks.com 網址已在二零零零年五月上旬正式開啟。

收購Perception Digital Technology (BVI) Limited之5.4%權益

於二零零零年五月三十一日，本公司與(其中包括）Perception Digital Technology (BVI) Limited（「Perception Digital」）訂立一項協議由本公司認購Perception Digital 之每股面值0.10美元之普通股4,142股，佔Perception Digital經擴大股本不少於5.4%。認購總代價為1,350,000美元（相等約10,530,000港元）。該收購協議已於二零零零年五月三十一日完成。

Perception Digital為一間於二零零零年在英屬處女群島註冊成立之公司，從事多媒體硬件及軟件之研究、發展、市場推廣及生產業務之一組公司之投資控股公司。並為Perception Digital Ltd.（「PDL」）之已發行普通股本約99.7%之實益擁有人。PDL之業務為研究、發展、市場推廣及銷售在儲藏、處理、採購、遞交及分銷音樂之尖端科技。PD已發展相信為首個獨立，廉價之數碼自動點唱機PD Hercules，可提供互聯網連接及歌曲

自動識別功能，並已成立專為音樂迷設置之網站iPDmusic.com。PDL亦計劃推出一系列產品如互聯網信差、虛擬唱片騎師、2.4GHz無線音樂傳遞及Humming Search（一種音樂重組技術使儲藏在PD Hercules內之音樂或歌曲可容易及快速地搜索樂曲）。

收購Webradio Limited之33.31%權益

於二零零零年六月二十三日，本公司與現有股東及Webradio Limited（「Webradio」）就本公司向各現有股東購買3,850股股分（即合共7,700股股分），以及本公司同時認購43,400股新股（全部Webradio股份之面值均為每股1.00港元），簽訂一項買賣和認購協議。於股份購買和股份認購完成後，本公司成為51,100股Webradio股份（佔約Webradio之擴大股本33.31%）之合法實益擁有人。股份購買和股份認購之代價分別為1,890,000港元及9,600,000港元。買賣和認購協議已於二零零零年六月二十四日完成。

Webradio Limited為一間於一九九七年在香港特別行政區註冊成立之私人公司，其業務為建立，維持和經營Webradio.com.hk網域名稱下之電台網站。

上述收購投資均提供一個投資於資訊科技，娛樂及電子商貿之良機及可擴闊本公司之業務基礎，董事會認為該等投資符合本公司之利益。

展望

因應現年度業績表現，本集團將致力減低生產成本，並分配更多資源開發新產品及擴展其地區市場推廣業務。儘管有跡象顯示美國經濟正在放緩，董事會對集團之未來發展及提升集團業務和股東盈利表現極為樂觀和充滿信心。

購股權計劃

本公司於一九九一年五月一日所採納的購股權計劃將持有效至二零零一年四月三十日。新購股權計劃將於即將舉行之股東週年大會上提議採納。

致謝

本人謹藉此機會，向多年來一直忠誠支持本集團之客戶及商業夥伴，並在過渡期內悉力以赴之員工致以萬二分謝意。

主席
林普桂

香港，二零零一年四月二十日

董事及高層管理人員

執行董事

林普桂先生，現年54歲，自一九九一年二月出任本公司主席兼董事總經理。林先生為本集團之創辦人，在貿易、市場推廣、產品設計及製造等方面積逾30年經驗。林先生主要負責本集團之整體政策，行政及管理事務，尤其著重於產品發展及市場推廣策略。

黃有貞女士，現年46歲，自一九九一年二月出任本公司執行董事兼副主席。黃女士為其中一位最早受僱於嘉利貿易之員工，在市場推廣方面積逾20年經驗。黃女士負責嘉利美商（集團）有限公司之貿易及製造事務。

李婉冰女士，現年44歲，林先生之配偶，自一九九一年二月出任本公司執行董事。李女士在公關及行政方面積逾十八年經驗。李女士於一九七九年加入本集團，主管本集團總辦事處之人事及行政部門。

蘇敏儀女士，現年38歲，自一九九一年二月出任本公司執行董事，主管本集團總辦事處之會計部門。蘇女士於一九八三年加入本集團。

非執行董事

區燊耀先生，現年55歲，自一九九一年二月出任本公司董事。彼為一名註冊投資顧問，於證券業具備豐富經驗。區先生現為國浩証券（香港）有限公司之證券商董事，並為中方證券有限公司及慶昌證券有限公司之董事。區先生亦擔任道亨証券有限公司之顧問及香港多間上市公司之非執行董事。此外，區先生曾為香港中央結算有限公司副主席（一九九二年至一九九四年）及香港聯合交易所有限公司理事會理事（一九八八年至一九九四年）。

李鎮成先生，現年61歲，自一九九七年一月出任本公司董事。彼為一名註冊保險經紀，於保險業具備豐富經驗。李先生為Manchester Holdings Limited及曼徹斯特保險顧問有限公司之創辦人。彼亦為世貿投資有限公司，香港保險中介人商會，九龍總商會及香港半島獅子會基金之董事及會員。

邵政康先生，現年48歲，自一九九八年十二月出任本公司董事。邵先生現為光大控股有限公司之執行董事及總經理。彼亦為中國光大集團有限公司及中國光大（集團）總公司董事會執行委員會辦公室主任。彼曾為中國人民銀行總行國際司官員。亦曾任職於國際貨幣基金組織執行董事委員會及該組織之亞洲支部。邵先生畢業於上海外語學院及美國喬治華盛頓大學。

高層管理人員

張超凡先生，現年47歲，自一九九七年一月出任本公司秘書。彼為一位在專業會計及管理方面積逾15多年經驗之專業會計師。張先生為英國公認會計師公會資深會員，特許秘書及行政人員公會會員，英國管理學會會員。並持有香港中文大學工商管理碩士銜。張先生於一九九一年二月加入本集團。

李根先生，現年44歲，為鎮堅金科集團有限公司創辦人、董事兼行政總裁，在木器及紙品業方面積逾13年經驗。李先生於一九九二年加入本集團。

地區市場

本集團於二零零零年之營業額(只計算家庭消費品之製造及銷售)為1,131,500,000港元與一九九九年同期1,139,900,000港元比較大致相若。本集團在歐洲之銷售額佔52.58%,達610,000,000港元(一九九九年:58.36%,達680,000,000港元)。北美洲之銷售額上升8.06%至34.17%,達396,000,000港元(一九九九年:304,000,000港元)。南美洲之銷售額則下跌至0.52%,達6,000,000港元(一九九九年:23,700,000港元)。其他市場錄得之銷售額則由營業額之7%輕微下跌至6.87%,達79,800,000港元(一九九九年:81,700,000港元)。香港市場之產品銷售額亦下跌至5.86%,達68,000,000港元(一九九九年:75,000,000港元)。百貨公司之營業務營業額下跌至15,500,000港元(一九九九年:26,600,000港元)。

產品類別

主要產品之銷售額佔本集團二零零零年營業額之情況為:紙製產品佔34.49%(一九九九年:33.63%)、木製產品佔31.61%(一九九九年:32.15%)、以及家居紡織品,家庭產品和檯氈等佔28.42%(一九九九年:28.38%)。

淨邊際利潤

二零零零年之淨邊際利潤較一九九九年之5.16%下跌至3.24%。不計入與製造及銷售家庭消費品無關之項目,二零零零年之實際淨邊際利潤由一九九九年之6.31%下跌至5.74%。

經營開支

二零零零年之經營開支較一九九九年輕微減少2.44%。二零零零經營開支縮減,主要來自銷售及行政開支。

利息開支

由於融資租賃上升,而應付新產品添置機械設備,二零零零年之利息開支因而增加31.05%至10,390,000港元(一九九九年:7,930,000港元)。

少數股東權益

由於本集團持有主要權益之附屬公司之貢獻額有所減少,故二零零零年之少數股東權益下跌45.63%至8,700,000港元(一九九九年:16,000,000港元)。

流動資金及財政資源

於一九九九年十二月三十一日,流動資產淨值及流動比率分別為53,330,000港元及1.24:1,而於二零零零年十二月三十一日,流動資產淨值及流動比率則分別為43,660,000港元及1.22:1。流動資產淨值縮減,主要由於銀行存款、應收票據及存貨減少所致。原材料、在製品及製成品則減少7.66%至110,000,000港元(一九九九年:120,000,000港元)。

二零零零年固定資產之添置由一九九九年之35,600,000港元上升24.74%至44,490,000港元,而大部份均用在本集團擴展中國生產設施項目。

由於無抵押短期銀行貸款縮減,銀行借貸總額較一九九九年減少15,000,000港元。於二零零零年十二月三十一日之債項總額及其對股東資金之相對比率分別為50,510,000港元及21.93%,比較一九九九年十二月三十一日之65,540,000港元及28.48%。

內部籌借資金繼續為本集團營運資金之主要來源，並由本集團主要往來銀行提供之循環信貸相輔。管理層相信，本集團於二零零零年十二月三十一日具有充足週轉能力及充裕資源之財政狀況

僱員

本集團於二零零零年十二月三十一日及一九九九年十二月三十一日之僱員人數分別為約9,800人及9,600人；於二零零零年第三季出現季節高峰期，人數超過10,000人。留駐香港之員工不足200人。其餘均為駐國內之工人。

董事會報告書

董事會謹呈報截至二零零零年十二月三十一日止年度之年報及經審核財務報表。

主要業務

本公司為一間投資控股公司，而各附屬公司主要從事多類型家庭消費品之設計、製造及銷售，與經營一般商品店舖業務。聯營公司之業務載於財務報表內附註35。

業績與分配

本集團截至二零零零年十二月三十一日止年度之業績及本公司之分配，載於第14頁之綜合收益表及財務報表隨附之註釋。董事會現建議向於二零零一年五月二十五日名列股東名冊之股東派發每股2仙之末期股息，總額為9,558,526港元。

財務摘要

本集團最近五個財政年度之業績、資產及負債概要載於年報第54頁。

主要客戶及供應商

本集團五大客戶及五大供應商分別佔本集團銷售額及購貨額少於30%。

股本、認股權證及購股權計劃

本公司股本及認股權證詳情分別載於財務報表註釋20及21。

本公司之購股權詳情載於財務報表註釋22。

儲備

本集團及本公司於年內之儲備變動情況載於財務報表註釋23。

物業、廠房及設備

本集團於年內繼續進行其廠房換置政策，並增撥27,966,126港元於新廠房及新設備上。

本集團及本公司物業、廠房及設備於年內之此等及其他變動詳情載於財務報表註釋11。

主要物業

本集團於二零零零年十二月三十一日之主要物業詳情載於年報第55頁。

董事及董事之服務合約

年內及截至本報告日期止，本公司之董事如下：

執行董事：

林普桂
黃有貞
李婉冰
蘇敏儀
高仙娟　　（於二零零零年七月一日辭職）

非執行董事：

邵政康

獨立非執行董事：

區燊耀
李鎮成

根據本公司之公司細則第99條（經由公司細則第182(vi)條修訂），區燊耀先生及李鎮成先生任期屆滿須告退，惟彼等均有資格膺選連任。

各擬於應屆股東週年大會膺選連任之董事，概無與本公司或其任何附屬公司訂立本集團於一年內終止時必須作出補償（法定補償除外）之服務合約。

各非執行董事之委任期受本公司細則規定之輪流告退規限。

董事享有之合約權益

於年結日或年內任何時間，在本公司或其任何附屬公司訂立之重大合約中，本公司董事概無直接或間接擁有重大權益。

關連交易

年內，本集團向其持有62.5%權益之附屬公司鎮堅金科集團有限公司(「鎮堅」)採購約達40,583,394港元之貨品。其中一位董事李根仍為鎮堅之董事兼實益少數權益股東。獨立非執行董事認為，此等交易乃本集團之日常業務，並按一般商業條款進行。

董事之證券權益

於二零零零年十二月三十一日，董事按本公司根據證券(披露權益)條例(「披露權益條例」)第29條存置之名冊所載擁有之本公司股份權益如下：

董事姓名	持有之股份數目 個人權益	公司權益
林普桂	63,135,785	104,729,411 (a)
黃有貞	19,073,433	—
李婉冰	10,867,059	24,367,798 (b)
蘇敏儀	737,045	—
區燊耀	1,433,660	—

(a) 此等股份透過Carrson Holdings Investment Limited及Frankfort Capital Investment Limited持有，該兩間公司均由林普桂實益擁有。

(b) 此等股份透過Join Admin Benefit Corporation Limited持有，該公司由李婉冰實益擁有。

除上述披露者及林普桂以信託形式代本集團持有若干之附屬公司代理人股份外，各董事或彼等之聯繫人士概無持有本公司或其任何聯屬公司(定義見披露權益條例)任何證券之任何權益。

董事購入股份或債券之權利

除財務報表註釋22詳述之本公司購股權計劃外，於年內任何時間，本公司或其任何附屬公司概無參與訂立任何安排，令本公司董事可藉購入本公司或任何其他法人團體之股份或債券而獲益，彼等之配偶或未滿十八歲之子女概無持有任何可認購本公司證券之權利或於年內行使任何該等權利。

主要股東

除上文「董事之證券權益」所披露本公司董事林普桂之權益外，按本公司根據披露權益條例第16(1)條存置之主要股東名冊顯示，於二零零零年十二月三十一日，概無其他人士擁有本公司已發行股本10%或以上之權益。

購買、出售或贖回本公司之上市證券

年內，本公司或其任何附屬公司概無購買、出售或贖回本公司任何上市證券。

捐贈

年內，本集團之慈善及其他捐贈達193,000港元。

公司管治

截至二零零零年十二月三十一日止年度內，本公司皆遵守香港聯合交易所有限公司證券上市規則附錄14最佳應用守則。

優先購買權

儘管百慕達法例在優先購買權上並無設立限制，本公司之公司細則在優先購買權上亦無有關條文。

核數師

本公司將於股東週年大會上提呈決議案，續聘德勤•關黃陳方會計師行為本公司之核數師。

承董事會命
主席
林普桂

二零零一年四月十一日

德勤•關黃陳方會計師行

Certified Public Accountants
26/F, Wing On Centre
111 Connaught Road Central
Hong Kong

香港中環干諾道中111號
永安中心26樓

Deloitte
Touche
Tohmatsu

致嘉利美商國際有限公司股東

(於百慕達註冊成立之有限公司)

本核數師行已完成審核載於第14頁至第53頁按照香港公認會計原則編製之財務報表。

董事及核數師之個別責任

貴公司之董事須負責編製真實公平之財務報表。在編製該等真實公平之財務報表時，董事必須貫徹採用合適之會計政策。

本行之責任是根據本行審核工作之結果，對該等財務報表表達獨立意見，並向股東作出報告。

意見之基礎

本行是按照香港會計師公會頒布之核數準則進行審核工作。審核範圍包括以抽查方式查核與財務報表所載數額及披露事項有關之憑證，亦包括評估董事於編製該等財務報表時，所作出之重大估計和判斷、所釐定之會計政策是否適合　貴公司及　貴集團之具體情況，以及是否貫徹應用並足夠披露該等會計政策。

本行在策劃和進行審核工作時，均以取得一切本行認為必需之資料及解釋為目標，使本行能獲得充份憑證，合理確定該等財務報表是否存有重要錯誤陳述。在表達意見時，本行亦已衡量該等財務報表所載之資料在整體上是否足夠。本行相信，本行之審核工作已為下列意見建立合理基礎。

意見

本行認為上述之財務報表均真實公平反映　貴公司及　貴集團於二零零零年十二月三十一日之財政狀況及　貴集團截至該日期止年度之盈利和現金流量，並已按照香港公司條例之披露規定而妥善編製。

德勤•關黃陳方會計師行

執業會計師

二零零一年四月十一日

綜合收益表

截至二零零零年十二月三十一日止年度

	註釋	二零零零年 港元	一九九九年 港元
營業額	3	**1,147,510,717**	1,166,573,444
銷售成本		**(909,391,331)**	(903,911,219)
毛利		**238,119,386**	262,662,225
其他收入	4	**13,906,598**	14,376,001
推銷成本		**(78,416,939)**	(81,553,329)
管理費用		**(125,983,780)**	(127,355,222)
經營盈利	5	**47,625,265**	68,129,675
財務費用	6	**(10,397,101)**	(7,933,164)
		37,228,164	60,196,511
所佔聯營公司虧損		**(2,684,187)**	(89,511)
除稅前盈利		**34,543,977**	60,107,000
稅項	7	**(5,573,993)**	(8,623,266)
除稅後盈利		**28,969,984**	51,483,734
少數股東權益		**(8,733,102)**	(16,063,646)
本年度純利	8	**20,236,882**	35,420,088
股息	9	**14,337,619**	(18,790,151)
本年度保留盈利		**5,899,263**	16,629,937
每股盈利	10	**4.315仙**	7.958仙

綜合資產負債表

於二零零零年十二月三十一日

	註釋	二零零零年 港元	一九九九年 港元
非流動資產			
物業、廠房及設備	11	**241,807,685**	234,342,789
聯營公司權益	13	**14,922,090**	9,834,859
證券投資	14	**11,665,444**	6,000,000
會所債券		**880,000**	880,000
		269,275,219	251,057,648
流動資產			
持有作轉售之物業		**–**	536,000
存貨	15	**110,838,314**	120,035,818
應收聯營公司款項		**516,165**	584,147
應收帳款及預付款項	16	**103,522,621**	116,811,005
可收回之税項		**88,268**	295,536
短期銀行存款		**7,617,163**	21,675,659
已質押銀行存款		**2,450,261**	–
銀行結存及現金		**12,223,502**	14,380,480
		237,256,294	274,318,645
流動負債			
應付帳款、應付票據及應計費用	17	**124,598,895**	126,843,406
應付聯營公司款項		**9,011,032**	4,943,344
融資租賃責任			
——一年內到期	18	**8,749,008**	6,301,800
税項		**1,270,776**	4,575,599
銀行借貸——一年內到期	19	**49,957,708**	63,978,211
建議股息		**9,558,526**	14,337,278
		203,145,945	220,979,638
流動資產淨額		**34,110,349**	53,339,007
		303,385,568	304,396,655

	註釋	二零零零年 港元	一九九九年 港元
資本及儲備			
股本	*20*	**47,792,629**	44,514,927
儲備	*23*	**172,964,720**	185,581,338
資本及儲備總額		**220,757,349**	230,096,265
少數股東權益		**65,787,132**	61,753,366
非流動負債			
銀行借貸－一年後到期	*19*	**553,384**	1,559,092
遞延税項	*24*	**7,295,128**	5,998,933
融資租賃之責任 －一年後到期	*18*	**8,992,575**	4,988,999
		16,841,087	12,547,024
		303,385,568	304,396,655

第14頁至第53頁之財務報表已於二零零一年四月十一日經董事會批准，並由下列董事代表簽署：

林普桂
董事

蘇敏儀
董事

資產負債表

於二零零零年十二月三十一日

	註釋	二零零零年 港元	一九九九年 港元
非流動資產			
物業、廠房及設備	11	**4,282**	1,219,643
附屬公司投資	12	**55,882,070**	55,882,070
聯營公司權益	13	**39,820,000**	–
證券投資	14	**10,530,000**	6,000,000
		106,236,352	63,101,713
流動資產			
應收帳款及預付款項		**217,975**	116,213
應收附屬公司款項		**160,696,407**	206,661,990
可收回之稅項		**87,605**	165,323
短期銀行存款		**3,506,206**	–
銀行結存及現金		**259,932**	831,249
		164,768,125	207,774,775
流動負債			
應付帳款及應計費用		**1,154,050**	2,143,503
應付附屬公司款項		**14,275,943**	8,169,715
融資租賃責任			
－一年內到期	18	**–**	162,916
建議股息		**9,558,526**	14,337,278
		24,988,519	24,813,412
流動資產淨額		**139,779,606**	182,961,363
		246,015,958	246,063,076
資本及儲備			
股本	20	**47,792,629**	44,514,927
儲備	23	**198,223,329**	201,480,267
		246,015,958	245,995,194
非流動負債			
融資租賃責任			
－一年後到期	18	**–**	67,882
		246,015,958	246,063,076

林普桂 *董事*	蘇敏儀 *董事*

綜合已確認收益及虧損表

截至二零零零年十二月三十一日止年度

	二零零零年 港元	一九九九年 港元
產生自折算海外業務而未於收益表確認之滙兑差額	**433,109**	(806,053)
本年度純利	**20,236,882**	35,420,088
已確認收益總額	**20,669,991**	34,614,035
產生自收購聯營公司而直接抵銷儲備之商譽	**(31,779,964)**	–
	(11,109,773)	34,614,035

綜合現金流量表

截至二零零零年十二月三十一日止年度

	註釋	二零零零年 港元	一九九九年 港元
經營業務中現金流入淨額	25	**106,055,094**	80,319,518
投資回報及融資成本			
已付股息		**(19,116,371)**	(8,902,986)
股息收入		**831,211**	–
已付銀行借貸利息		**(9,066,761)**	(6,942,359)
已付附屬公司少數股東股息		**(7,503,075)**	(3,752,325)
已付融資租賃費用		**(1,330,340)**	(990,805)
已收利息		**1,555,459**	1,408,235
投資回報及融資成本之現金流出淨額		**(34,629,877)**	(19,180,240)
稅項			
已付香港利得稅		**(7,375,353)**	(4,622,750)
投資業務			
購買物業、廠房及設備		**(29,976,038)**	(29,343,025)
購買投資證券		**(11,778,638)**	(6,000,000)
聯營公司投資		**(24,490,000)**	(250,000)
出售物業、廠房及設備所得款項		**862,458**	5,221,684
出售投資證券所得款項		**6,839,224**	–
出售聯營公司所得款項		**242,672**	–
已質押銀行存款增加		**(2,450,261)**	–
投資業務中現金流出淨額		**(60,750,583)**	(30,371,341)
融資前現金流入淨額		**3,299,281**	26,145,187

	註釋	二零零零年 港元	一九九九年 港元
融資	26		
償還融資租賃		**(8,070,959)**	(6,448,592)
償還銀行貸款		**(1,197,679)**	(1,726,319)
發行新股		**797,424**	165,600
少數股東投入資本		**2,803,739**	–
發行股份開支		**(18,748)**	–
融資之現金流出淨額		**(5,686,223)**	(8,009,311)
現金及現金等價物增加(減少)		**(2,386,942)**	18,135,876
年初之現金及現金等價物		**(26,725,594)**	(44,861,470)
年終之現金及現金等價物	28	**(29,112,536)**	(26,725,594)

財務報表註釋

截至二零零零年十二月三十一日止年度

1. 一般資料

本公司於百慕達註冊成立為獲豁免有限公司，而本公司之股份在香港聯合交易所有限公司(「聯交所」)上市。

本公司為一間投資控股公司，而各附屬公司主要從事多類型家庭消費品之設計、製造及銷售，與經營一般商品店舖業務。

2. 主要會計政策

此等財務報表乃依據歷史成本慣例編製，並就證券投資之重估作出調整。

此等財務報表已遵照香港公認會計原則編製，以下為所採納之主要會計政策：

綜合帳目基準

綜合財務報表包括本公司及各附屬公司每年截至十二月三十一日止之財務報表。

年內收購或出售之附屬公司之業績會由其收購生效日期起或截至其出售生效日期止(如適用)包括在綜合收益表內。

所有本集團內部重大交易及來往帳戶已於綜合帳目時抵銷。

商譽

商譽乃指於收購附屬公司當日，收購代價高於本集團應佔淨資產之公允價值之差額，並於收購時即時撇銷往儲備。負商譽乃指於收購附屬公司當日，本集團應佔可分開淨資產之公允價值低於收購代價，並計入儲備中。

任何在收購聯營公司權益時產生之溢價或折讓，乃分別指於收購聯營公司當日，收購代價高於或低於本集團應佔可分開淨資產之公允價值之差額，並會按上述處理商譽之相同方式處理。

2. 主要會計政策－續

商譽－續

於出售附屬公司或聯營公司時，以往曾於儲備中抵銷或計入其內之商譽或資本儲備之所佔數額，將包括在出售附屬公司或聯營公司時產生之盈利或虧損內。

於附屬公司投資

附屬公司乃本公司直接或間接持有超過一半已發行股本或控制超過一半投票權或本公司控制其董事會或相等管治機構成員人選之公司。

於附屬公司投資乃按成本值減任何耗蝕虧損列帳。本公司按已收和應收股息計算附屬公司業績。

聯營公司權益

聯營公司乃本集團透過參與接受投資之公司之財政及營運決策而對其產生重大影響力之公司。

聯營公司之業績及資產及負債乃按權益會計法納入此等財務報表。該等權益之帳面值會予以削減，以確認個別投資之減值（暫時減值者除外）。

本集團之屬下公司與本集團之聯營公司交易時，未變現之損益會以本集團所佔有關聯營公司之權益為上限抵銷，惟未變現之損失可作為已轉讓資產之耗蝕之證明除外。

會所債券

會所債券按成本減永久耗蝕價值撥備（如需要）列帳。

2. *主要會計政策－續*

根據融資租賃持有之資產

凡租賃條款中，將擁有權之絕大部分風險及回報轉予本集團時，該等租賃均列為融資租賃。根據融資租賃持有之資產乃按購入日期之公允價值撥充資本。租賃承擔之相應主要部分則列作融資租賃責任。融資租賃費用為租賃承擔總額與租賃期初之原本未償還本金兩者之差額，並按有關租賃年期在收益表中扣除，以便於每個會計期間就責任餘額訂出每期固定之扣除率。

所有其他租賃均列為經營租賃，應付租金以直線法按有關租賃年期計算，並於收益表內扣除。

證券投資

證券投資以交易日基準確認，最初按成本計算。

投資（持有至到期之債務證券除外）被列作證券投資及其他投資。

證券投資乃持作個別長線策略性用途之證券，於申報日期按成本減任何耗蝕虧損（暫時性的除外）計算。

其他投資按公允價值計算，連同於該段時期內純利或淨虧損的未變現收益及虧損之列帳。

物業、廠房及設備

物業、廠房及設備乃按成本值扣除折舊或攤銷列帳。資產之成本包括其購買價及任何令該資產達至現時可用狀況及運至現時地點作其擬定用途之直接成本。資產在投產後所招致之支出，例如維修保養及全面檢查之費用，一般計入產生期間之收益表內。若清楚顯示支出可增加使用該資產而取得之預期未來經濟效益，該支出將撥充資本，成為該該資產之追加成本。

2. 主要會計政策－續

物業、廠房及設備－續

香港建築物之成本值乃按年等額於三十年內折舊。海外建築物之成本值則以餘額遞減法，按年率4%計算折舊。根據長期租賃及中期租賃持有之土地及建築物以直線法計算，在剩餘租賃年期內按月等額攤銷。

其他固定資產之折舊乃按彼等之估計可用年期，以餘額遞減法按年率20%撇銷成本值。

根據融資租賃持有之資產乃按彼等之估計可用年期，以本集團自置資產之相同基準或有關租賃年期計算折舊。

資產之可收回數額低於其帳面值時，帳面值將被削減，以便反映其下跌之價值。在計算資產之可收回數額時，預期之未來現金流量不會折現至其現時價值。

因出售或廢棄資產而產生之收益或虧損，乃根據銷售所得款項與資產帳面值之差額計算，並於收益表內確認。

存貨

存貨乃按成本值與可變現淨值兩者中較低者列帳。成本包括所有購貨成本及（如適用）加工成本及將存貨運至現時地點及達至現時狀況所需之其他成本。成本值乃按加權平均法計算。可變現淨值乃指在日常業務中之估計售價減去製成貨品之估計成本及銷售所需之估計成本。

稅項

稅項支出乃根據本年度業績就無須課稅或不可扣減之項目作出調整後計算。稅項出現時差乃由於若干列入財務報表之收入及支出帳項之會計期間與該等帳項在稅務上所確認之會計期間不同所致。時差引致之稅務影響乃根據負債法計算，並於財務報表確認為遞延稅項，數額以可見將來可能出現之負債或資產為限。

2. *主要會計政策－續*

收入確認

貨品銷售乃在貨品交收及交付產權時確認。

購作轉售用途之已落成物業，其收益於具約束性之銷售協議生效後確認。

經營租賃之租金收入乃以直線法按有關租賃年期確認。

銀行存款利息收入乃以未償還本金按適用利率以時間比例基準計算。

來自投資項目之股息收入在股東收取股息之權利已獲肯定時確認。

外幣

外幣交易乃按成交日之匯率或合約既定之結算率折算。凡以外幣計算之貨幣性資產及負債均按結算日之匯率重新折算。匯兑盈虧均撥入收益表處理。

在綜合帳目時，海外業務及附屬公司以港幣以外貨幣計算之財務報表，乃按結算日之匯率折算。所有綜合帳目時產生之滙兑差額均撥入折算儲備處理。

退休金

(a) *定額供款計劃*

在收益表中扣除之退休金費用乃指支付予本集團定額供款計劃之供款額。

2. *主要會計政策－續*

退休金－續

(b) *定額福利計劃*

提供退休金而產生之預計費用乃定期由具專業資格之精算師計算，並在收益表中扣除，以便在本集團實施之計劃內，將費用於僱員之服務期內分攤。按現時之精算假設而言，退休金費用之水平大致與現時及預計日後應付之退休金水平相若。

現金等價物

現金等價物乃指短期及高度流通之投資，該等投資可隨時轉換為已知金額之現金，並於購入時在三個月內到期；其中須減除從貸款日期起三個月內到期償還之銀行貸款。

3. *營業額*

以業務劃分本集團營業額及經營盈利貢獻額之分析如下：

	二零零零年		一九九九年	
		經營盈利		經營盈利
	營業額	**貢獻額**	營業額	貢獻額
	港元	***港元***	*港元*	*港元*
業務				
製造及銷售家庭消費品	**1,131,508,837**	**61,916,294**	1,139,924,024	71,994,790
證券投資	**–**	**4,027,724**	–	–
持有作較售雲物業銷售	**443,700**	**(27,788,336)**	–	–
經營一般商品店舖	**15,558,180**	**(927,518)**	26,649,420	(11,798,279)
	1,147,510,717	**37,228,164**	1,166,573,444	60,196,511

3. 營業額一覽

以地區市場劃分本集團營業額之分析如下：

	營業額	
	二零零零年	一九九九年
	港元	*港元*
地區市場		
北美洲	**396,766,181**	304,645,726
荷蘭	**220,604,212**	228,251,911
德國	**102,212,968**	145,424,918
英國	**123,281,128**	105,071,118
法國	**90,151,578**	106,649,750
其他歐洲國家	**74,296,970**	95,417,719
香港	**54,291,467**	75,659,755
澳洲	**36,635,309**	46,365,742
中國	**20,542,604**	21,444,108
其他地區	**28,728,300**	37,642,697
	1,147,510,717	1,166,573,444

由於各地區市場之經營盈利貢獻額與該市場所佔營業額大致成正比，故並無列出各地區市場之經營盈利貢獻額，惟於香港經營之一般商品店鋪業務之營業額及經營虧損及於加拿大持作轉售之物業銷售外。

4. 其他收入

	二零零零年	一九九九年
	港元	*港元*
銀行存款利息收入	**1,555,459**	1,408,235
租金收入	**10,239,854**	12,564,378
投資所得股息收入	**831,211**	–
出售其他投資收益	**839,224**	–
出售買賣證券收益	**72,541**	–
雜項收入	**368,309**	403,388
	13,906,598	14,376,001

5. 經營盈利

	二零零零年 港元	一九九九年 港元
經營盈利已扣除下列各項：		
核數師酬金		
本年度收費	**1,347,821**	1,362,641
上年度超額撥備	**(10,000)**	–
	1,337,821	1,326,641
壞帳撇銷	**–**	158,180
折舊及攤銷：		
自置資產	**30,357,982**	29,855,253
根據融資租賃持有之資產	**5,223,633**	3,792,237
出售物業、廠房及設備之虧損	**294,436**	1,806,722
其他投資耗蝕虧損撥備	**113,194**	–
租賃物業之經營租賃付款	**32,031,956**	37,964,934
呆壞帳撥備	**2,265,671**	–
員工開支：		
董事酬金(註釋(i))	**9,266,000**	10,596,767
薪酬及津貼	**131,796,510**	106,160,161
退休金供款(註釋(ii))	**1,364,148**	3,049,411
	142,426,658	119,806,339
並已計入：		
匯總收益	**2,905,208**	9,470,600
租金收入淨額，扣除2,726,640港元(一九九九年：2,953,815港元)開支後	**7,513,214**	9,610,563

5. *經營盈利－續*

(i) 關於董事及僱員薪酬之資料

	二零零零年	一九九九年
	港元	*港元*
董事		
非執行董事之袍金	**540,000**	540,000
執行董事之其他薪酬:		
薪金及其他福利	**5,911,000**	6,562,000
業績表現獎勵金	**2,815,000**	3,266,000
退休金計劃供款	**–**	228,767
	8,726,000	10,056,767
	9,266,000	10,596,767

上文披露之款項包括應付予獨立非執行董事之董事袍金360,000港元(一九九九年:360,000港元)。

董事薪酬之幅度如下:

	董事人數	
	二零零零年	一九九九年
零港元－1,000,000港元	**3**	5
1,000,001港元－1,500,000港元	**3**	–
1,500,001港元－2,000,000港元	**–**	1
2,000,001港元－2,500,000港元	**–**	1
2,500,001港元－3,000,000港元	**2**	–
3,500,001港元－4,000,000港元	**–**	1

5. *經營盈利－續*

(i) 關於董事及僱員薪酬之資料－續

僱員

本集團五位最高薪人員包括兩位董事(一九九九年:三位),彼等薪酬之詳情載於上文。其餘三位最高薪僱員(本公司之董事除外)之薪酬如下:

	二零零零年 *港元*	一九九九年 *港元*
薪金及其他福利	**4,092,000**	3,006,000
業績表現獎勵金	**2,968,900**	1,615,900
退休金計劃供款	**89,400**	42,900
	7,150,300	4,664,800

該三位(一九九九年:兩位)餘下之最高薪僱員之薪酬幅度如下:

	僱員人數 二零零零年	 一九九九年
1,500,001港元－2,000,000港元	**2**	1
3,000,001港元－3,500,000港元	**–**	1
3,500,001港元－4,000,000港元	**1**	1

(ii) 退休金供款

	二零零零年 *港元*	一九九九年 *港元*
本集團定額供款計劃之退休金供款	**1,364,148**	2,263,166
本集團定額福利計劃之退休金供款	**–**	786,245
	1,364,148	3,049,411

5. *經營盈利－續*

(ii) 退休金供款－續

定額供款計劃

本集團若干附屬公司為所有合資格僱員設立定額供款退休金計劃。該計劃之資產乃與本集團之資產分開持有，並存於信託人控制之基金內。

退休金費用開支乃本集團根據該計劃規則所指定之比率支付予該計劃之供款。倘僱員於收取供款前脱離該計劃，則本集團應付之供款可用沒收之供款數額扣減。

年內，本集團利用630,762港元（一九九九年：無）之沒收供款扣減年內應付之供款。

於結算日，因僱員脱離該計劃而可用以扣減未來數年應付供款之沒收供款總額約為777,000港元（一九九九年：1,143,000港元）。

於二零零零年十二月，本集團亦已根據強制性公積金管理局之規則及規例參與強制性公積金計劃。

定額福利計劃

本集團若干附屬公司為所有合資格僱員設立定額福利退休金計劃。該計劃之資產乃與本集團之資產分開持有，並存於信託人控制之基金內。

退休金費用乃根據滙豐人壽保險（國際）有限公司所提供之意見，並利用預計福利法作評估。該計劃最近之精算評估日期為一九九八年十二月三十一日。於最近之精算評估日期，該計劃之資產市值為8,636,000港元（一九九九年：8,636,000港元），而資產之精算價值在扣除日後預計盈利增幅後，足以保障參與者應得福利之109%。最影響評估結果之假設跟投資回報率與薪金及退休金增加率有關。評估時已假設投資回報率為每年9%，而薪金增幅平均為每年 8%。

6. 財務費用

	二零零零年 港元	一九九九年 港元
利息：		
需於五年內悉數償還之銀行貸款	**9,066,761**	6,942,359
融資租賃責任	**1,330,340**	990,805
	10,397,101	7,933,164

7. 稅項

	二零零零年 港元	一九九九年 港元
本公司及各附屬公司：		
香港利得稅		
現年度	**5,284,017**	8,029,917
上年度超額撥備	**(1,006,219)**	(70,658)
遞延稅項（註釋24）	**1,296,195**	721,370
	5,573,993	8,680,629
所佔聯營公司稅項		
海外稅項	**–**	(57,363)
	5,573,993	8,623,266

香港利得稅乃根據本年度之估計應課稅盈利按稅率16%（一九九九年：16%）計算。

本年度之海外稅項乃根據有關司法權區之現行稅率計算。

8. 本年度盈利

在本年度綜合盈利20,236,882港元（一九九九年：35,420,088港元）中，1,750,293港元（一九九九年：24,206,646港元之盈利）之虧損已撥入本公司之財務報表內處理。

9. 股息

	二零零零年 港元	一九九九年 港元
已付之中期股息每股1仙(一九九九年:1仙)	**4,779,093**	4,452,873
建議之末期股息每股2仙(一九九九年:3仙)	**9,558,526**	14,337,278
	14,337,619	18,790,151

末期股息乃根據本年報刊發當天之447,926,292股(一九九九年:447,909,272股)已發行股份計算。

10. 每股盈利

每股基本盈利乃根據本年度20,236,882港元(一九九九年:35,420,088港元)之純利及加權平均數469,043,000(一九九九年:445,099,365)股已發行股份計算。

由於二零零零年及一九九九年尚未行使購股權及認股權證之行使價高於每股的公允價值,故該兩年度並無每股攤薄盈利。

11. 物業、廠房及設備

	土地及建築物 港元	電腦設備 港元	傢俬及裝置 港元	汽車 港元	廠房及設備 港元	合共 港元
本集團						
成本值						
於二零零零年一月一日	113,180,380	18,608,368	106,914,086	9,029,038	229,238,360	476,970,232
幣值調整	(318,360)	–	–	–	–	(318,360)
添置	2,803,738	1,355,977	9,316,383	3,055,557	27,966,126	44,497,781
出售	–	–	(72,474)	(2,646,904)	(676,846)	(3,396,224)
於二零零零年十二月三十一日	**115,665,758**	**19,964,345**	**116,157,995**	**9,437,691**	**256,527,640**	**517,753,429**
折舊及攤銷						
於二零零零年一月一日	16,590,951	12,875,699	65,578,888	5,529,326	142,052,579	242,627,443
幣值調整	(23,984)	–	–	–	–	(23,984)
本年度撥備	3,143,884	1,342,290	9,498,066	797,249	20,800,126	35,581,615
因出售而抵銷	–	–	(21,256)	(1,659,068)	(559,006)	(2,239,330)
於二零零零年十二月三十一日	**19,710,851**	**14,217,989**	**75,055,698**	**4,667,507**	**162,293,699**	**275,945,744**
帳面淨額						
於二零零零年十二月三十一日	**95,954,907**	**5,746,356**	**41,102,297**	**4,770,184**	**94,233,941**	**241,807,685**
於一九九九年十二月三十一日	96,589,429	5,732,669	41,335,198	3,499,712	87,185,781	234,342,789

11. 物業、廠房及設備－續

	汽車
	港元
本公司	
成本值	
於二零零零年一月一日	3,732,438
轉讓予一集團公司	(967,055)
出售	(1,502,622)
於二零零零年十二月三十一日	**1,262,761**
折舊	
於二零零零年一月一日	2,512,795
轉讓予一集團公司	(244,987)
本年度撥備	1,835
出售時予以抵銷	(1,011,164)
於二零零零年十二月三十一日	**1,258,479**
帳面淨值	
於二零零零年十二月三十一日	**4,282**
於一九九九年十二月三十一日	1,219,643

本集團之物業權益包括：

	二零零零年	一九九九年
	港元	港元
在加拿大擁有永久業權之物業	**10,774,490**	11,270,506
租賃物業：		
－在香港根據長期租賃持有	**26,948,370**	27,702,645
－在香港根據中期租賃持有	**11,358,837**	11,657,860
－在香港以外地區根據長期租賃持有	**4,683,920**	4,866,016
－在香港以外地區根據中期租賃持有	**42,189,290**	41,092,402
	95,954,907	96,589,429

11. 物業、廠房及設備－續

本集團物業、廠房及設備之帳面淨值包括達27,520,347港元(一九九九年:11,526,710港元)根據融資租賃持有之資產。

12. 附屬公司投資

	本公司	
	二零零零年	一九九九年
	港元	港元
非上市股份,按成本	**55,882,070**	55,882,070

非上市股份之成本乃根據本公司成為本集團最終控股公司當日,本集團於其附屬公司所佔之相關有形資產淨值之帳面價值計算。

於二零零零年十二月三十一日,本公司之附屬公司詳情載於財務報表註釋34。

13. 聯營公司權益

	本集團		本公司	
	二零零零年	一九九九年	二零零零年	一九九九年
	港元	港元	港元	港元
非上市股份,按成本	**–**	–	**39,820,000**	–
所佔淨資產	**14,922,090**	9,834,859	**–**	–
	14,922,090	9,834,859	**39,820,000**	–

於二零零零年十二月三十一日,本集團之聯營公司詳情載於財務報表註釋35。

14. 證券投資

	本集團		本公司	
	二零零零年	一九九九年	**二零零零年**	一九九九年
	港元	*港元*	***港元***	*港元*
其他投資：				
於單位信託基金之非上市投資	**1,135,444**	6,000,000	**–**	6,000,000
投資証券：				
非上市股份，按成本	**10,530,000**	–	**10,530,000**	–
	11,665,444	6,000,000	**10,530,000**	6,000,000

15. 存貨

	本集團	
	二零零零年	一九九九年
	港元	*港元*
原料	**71,383,483**	81,930,781
在製品	**18,459,811**	15,105,797
製成品	**20,995,020**	22,999,240
	110,838,314	120,035,818

上文包括之259,884港元（一九九九年：359,521港元）之原料乃以可變現淨值入帳。

16. 應收帳款及預付款項

	本集團	
	二零零零年	一九九九年
	港元	*港元*
貿易應收帳款	**75,268,643**	**74,808,680**
應收票據	**18,605,581**	**32,813,625**
其他應收帳款及預付款項	**9,648,397**	**9,188,700**
	103,522,621	**116,811,005**

本集團給予其貿易客戶之平均信貸期為90天。

16. 應收帳款及預付款項一續

於申報日期，貿易應收帳款之帳齡分析如下：

	二零零零年 *港元*	一九九九年 *港元*
0-60天	**63,815,238**	53,258,617
61-90天	**1,847,755**	10,593,953
90天以上	**9,605,650**	10,956,110
	75,268,643	74,808,680

17. 應付帳款、應付票據及應計費用

	本集團	
	二零零零年 *港元*	一九九九年 *港元*
貿易應付帳款	**78,083,201**	68,703,750
應付票據	**2,119,738**	446,044
其他應付帳款及應計費用	**44,395,956**	57,693,612
	124,598,895	126,843,406

於申報日期，貿易應付帳款之帳齡分析如下：

	二零零零年 *港元*	一九九九年 *港元*
0-60天	**65,351,060**	54,029,968
61-90天	**8,928,101**	10,811,798
90天以上	**3,804,040**	3,861,984
	78,083,201	68,703,750

18. 融資租賃責任

	本集團		本公司	
	二零零零年	一九九九年	二零零零年	一九九九年
	港元	港元	港元	港元
融資租賃責任之償還期如下：				
一年內	**8,749,008**	6,301,800	**–**	162,916
一年至兩年	**5,810,497**	4,182,342	**–**	67,882
兩年至五年	**3,182,078**	806,657	**–**	–
	17,741,583	11,290,799	**–**	230,798
列作流動負債之一年內到期款項	**(8,749,008)**	(6,301,800)	**–**	(162,916)
一年後到期之款項	**8,992,575**	4,988,999	**–**	67,882

19. 銀行借貸

	本集團	
	二零零零年	一九九九年
	港元	港元
銀行借貸包括：		
出入口貸款	**48,881,296**	62,781,733
銀行貸款	**1,557,891**	2,755,570
銀行透支	**71,905**	–
	50,511,092	65,537,303
有抵押	**27,022,551**	13,674,704
無抵押	**23,488,541**	51,862,599
	50,511,092	65,537,303

19. 銀行借貸－續

銀行借貸乃按現行市場利率計算利息，結餘之償還期如下：

	本集團	
	二零零零年	一九九九年
	港元	*港元*
一年內	**49,957,708**	63,978,211
一年至兩年	**553,384**	1,001,808
兩年至五年	**–**	557,284
	50,511,092	65,537,303
列作流動負債之一年內到期款項	**(49,957,708)**	(63,978,211)
一年後到期之款項	**553,384**	1,559,092

20. 股本

	每股面值0.10港元之普通股		面值	
	二零零零年	一九九九年	二零零零年	一九九九年
			港元	*港元*
法定股本：				
每股0.1港元之普通股	**1,000,000,000**	100,000,000	**1,000,000,000**	100,000,000
已發行和繳足股本：				
於年初	**445,149,272**	445,011,0272	**44,514,927**	44,501,127
行使認股權證	**17,020**	138,000	**1,702**	13,800
行使購股權	**2,100,000**	–	**210,000**	–
發行股份	**30,660,000**	–	**3,066,000**	–
於年終	**477,926,292**	445,149,272	**47,792,629**	44,514,927

(a) 於年內，在行使認股權證所附認購權後，發行17,020股股份（一九九九年：138,000股股份），所得款項為20,424港元（一九九九年：165,000港元）。

20. 股本－續

(b) 於年內，在行使本公司購股權計劃所使權利後，發行2,100,000股股份，所得款項777,000港元。

(c) 於二零零零年三月二十七日，本公司與ProSticks.com Limited（「ProSticks」）訂立一項有條件協議，本公司以總代價20,000,000港元認購200,000股每股1.00港元之ProSticks新普通股，當中13,000,000港元以現金支付，餘數由本公司以每股作價0.50港元向ProSticks配發及發行本公司股本中14,000,000股每股面值0.10港元之新股支付。

此外，根據該協議，本公司亦同意向Li Ching Ping Vincent先生購入100,000股每股1.00港元之ProSticks股份。買賣股份總代價為8,330,000港元，償付方式乃以0.50港元向賣方配發及發行本公司股本中16,660,000股每股面值0.10港元之新股。協議於二零零零年四月十二日完成。

所有於年內發行之股份與現有之股份於各方面均享同等權益。

21. 認股權證

於年內，一名登記持有人曾行使其權力認購普通股。行使認股權證之18,722港元（一九九九年：151,800港元）溢價已於股份溢價帳內進帳。尚未行使之認股權証已於二零零零年十一月二十七日失效。

22. 購股權計劃

根據本公司之購股權計劃，董事會可向本集團合資格僱員（包括本公司或其附屬公司之董事）授出可認購本公司股份之購股權。授出之購股權可於承授人接受購股權日期後六個月（「生效日期」）起至生效日期六週年屆滿前一日之營業時間結束止期間內行使。購股權之認購價為股份面值及不低於授出購股權前五個交易日股份之最後平均成交價80%之價格兩者之較高者。

22. 購股權計劃－續

於二零零零年一月一日及二零零零年十二月三十一日尚未行使之本公司購股權概要如下：

姓名	獲授日期	行使價	於二零零零年一月一日尚未行使之購股權數目	於年內授出	於年內行使	於年內取消	於二零零零年十二月三十一日尚未行使之購股權數目
董事							
林普桂	二零零零年二月二十九日	0.37	–	1,500,000	–	–	1,500,000
黃有貞	一九九四年十月十日	0.50	1,400,000	–	–	–	1,400,000
	二零零零年二月二十九日	0.37	–	1,500,000	–	–	1,500,000
高仙娟	一九九四年十月十日	0.50	1,400,000	–	–	1,400,000	–
	二零零零年二月二十九日	0.37	–	1,000,000	–	1,000,000	–
李婉冰	一九九四年十月十日	0.50	900,000	–	–	–	900,000
	二零零零年二月二十九日	0.37	–	1,500,000	–	–	1,500,000
蘇敏儀	一九九四年十月十日	0.50	900,000	–	–	–	900,000
	二零零零年二月二十九日	0.37	–	1,500,000	–	–	1,500,000
區燊耀	二零零零年二月二十九日	0.37	–	700,000	–	–	700,000
李鎮成	二零零零年二月二十九日	0.37	–	700,000	–	–	700,000
本集團之僱員：							
其他	二零零零年二月二十九日	0.37	–	9,000,000	2,100,000	–	6,900,000
			4,600,000	17,400,000	2,100,000	2,400,000	17,500,000

23. 儲備

	股份溢價	商譽	繳納盈餘	折算儲備	股本贖回儲備	保留盈利	合共
	港元	港元	港元	港元	港元	港元	港元
本集團							
於一九九九年一月一日	132,014,261	(73,612,368)	–	646,134	85,000	110,472,627	169,605,654
滙兑調整	–	–	–	(806,053)	–	–	(806,053)
發行股份溢價	151,800	–	–	–	–	–	151,800
本年度盈利	–	–	–	–	–	35,420,088	35,420,088
股息	–	–	–	–	–	(18,790,151)	(18,790,151)
於一九九九年十二月三十一日	132,166,061	(73,612,368)	–	(159,919)	85,000	127,102,564	185,581,338
滙兑調整	–	–	–	433,109	–	–	433,109
收購聯營公司產生商譽	–	(31,779,964)	–	–	–	–	(31,779,964)
發行股份溢價	12,849,722	–	–	–	–	–	12,849,722
發行股份開支	(18,748)	–	–	–	–	–	(18,748)
本年度盈利	–	–	–	–	–	20,236,882	20,236,882
股息	–	–	–	–	–	(14,337,619)	(14,337,619)
於二零零零年十二月三十一日	**144,997,035**	**(105,392,332)**	**–**	**273,190**	**85,000**	**133,001,827**	**172,964,720**
歸於：							
一本公司及附屬公司	144,997,035	(105,392,332)	–	357,758	85,000	136,042,668	176,090,129
一聯營公司	–	–	–	(84,568)	–	(3,040,841)	(3,125,409)
	144,997,035	(105,392,332)	–	(273,190)	85,000	133,001,827	172,964,720
本公司							
於一九九九年一月一日	132,014,261	–	38,782,070	–	85,000	25,030,641	195,911,972
發行股份溢價	151,800	–	–	–	–	–	151,800
本年度盈利	–	–	–	–	–	24,206,646	24,206,646
股息	–	–	–	–	–	(18,790,151)	(18,790,151)
於一九九九年十二月三十一日	132,166,061	–	38,782,070	–	85,000	30,447,136	201,480,267
發行股份溢價	12,849,722	–	–	–	–	–	12,849,722
發行股份開支	(18,748)	–	–	–	–	–	(18,748)
本年度盈利	–	–	–	–	–	(1,750,293)	(1,750,293)
股息	–	–	–	–	–	(14,337,617)	(14,337,617)
於二零零零年十二月三十一日	**144,997**	**–**	**38,782,070**	**–**	**85,000**	**14,359,224**	**198,223,329**

23. 儲備－續

繳納盈餘指本公司收購Frankie Dominion (B.V.I.) Company Limited股份當日，該公司之綜合股東資金結存與本公司就上述收購而發行之股份面值之差額。

根據百慕達一九八一年公司法（經修訂），本公司之繳納盈餘帳可供分派予股東。然而，若在下列情況下，本公司則不能以繳納盈餘宣派或支付股息或分派予股東：

(a) 支付款項後會或將會導致本公司於負債到期時無力償還；或

(b) 導致本公司資產之可變現價值低於其負債、已發行股本及股份溢價帳三者之總和。

本公司根據百慕達一九八一年公司法（經修訂）計算之可分派儲備如下：

	二零零零年 港元	一九九九年 港元
繳納盈餘	**38,782,070**	38,782,070
保留盈利	**23,917,750**	30,447,136
	62,699,820	69,229,206

24. 遞延稅項

	本集團	
	二零零零年 港元	一九九九年 港元
年初結存	**5,998,933**	5,277,563
本年度支出（註釋7）	**1,296,195**	721,370
年終結存	**7,295,128**	5,998,933

24. *遞延稅項－續*

於結算日，已撥備及未予撥備之遞延稅項負債（資產）之主要部分如下：

	已撥備		未予撥備	
	二零零零年	一九九九年	**二零零零年**	一九九九年
	港元	*港元*	***港元***	*港元*
本集團				
因以下事項出現時差之稅務影響：				
免稅額高於折舊額	**7,295,128**	5,998,933	**158,019**	191,506
稅項虧損	**–**	–	**(26,346,726)**	(24,057,592)
	7,295,128	5,998,933	**(26,188,707)**	(23,866,086)

基於稅項虧損未知會否於可見將來使用，故遞延稅項資產並未就用以抵銷日後盈利之稅項虧損於財務報表予以確認。

年內未予撥備之遞延稅項變動如下：

	本集團	
	二零零零年	一九九九年
	港元	*港元*
因以下事項出現時差之稅務影響：		
免稅額高於折舊額	**(33,487)**	15,843
稅項虧損	**(2,289,134)**	(1,877,804)
	(2,322,621)	(1,861,961)

於一九九九年及二零零零年十二月三十一日以及截至該兩日止之年度，本公司並無任何重大未予撥備之遞延稅項。

25. 除税前盈利與經營業務中現金流入淨額之調節

	二零零零年 港元	一九九九年 港元
除税前盈利	**34,543,977**	60,107,000
所佔聯營公司虧損	**2,684,187**	89,511
折舊及攤銷	**35,581,615**	33,647,490
股息收入	**(831,211)**	–
出售其他投資收益	**(839,224)**	–
出售物業、廠房及設備虧損	**294,436**	1,806,722
呆壞帳撥備	**2,265,671**	–
其他投資耗蝕虧損撥備	**113,194**	–
銀行借貸之利息	**9,066,761**	6,942,359
融資租賃費用	**1,330,340**	990,805
利息收入	**(1,555,459)**	(1,408,235)
持作轉售之物業之減少	**536,000**	–
存貨之減少(增加)	**9,197,504**	(13,992,148)
應收帳款及預付款項之減少(增加)	**11,022,713**	(13,852,488)
應收聯營公司款項之減少(增加)	**67,982**	(10,105)
應付聯營公司款項之增加	**4,067,688**	5,595
應付帳款、應付票據及應計費用之(減少)增加	**(2,244,511)**	9,093,576
應付關連公司款項之減少	**–**	(1,007,660)
滙率變動之影響	**753,431**	(2,092,904)
經營業務中現金流入淨額	**106,055,094**	80,319,518

26. 年內融資變動之分析

	股本及溢價 港元	融資租賃責任 港元	銀行貸款 港元	少數股東權益 港元
於一九九九年一月一日	176,515,388	11,410,431	4,481,889	49,442,045
開始生效之融資租賃合約	–	6,328,960	–	–
償還借貸	–	(6,448,592)	(1,726,319)	–
發行新股支出淨額	165,600	–	–	–
年內少數股東權益所佔盈利	–	–	–	16,063,646
已付附屬公司少數股東之股息	–	–	–	(3,752,325)
於一九九九 年十二月三十一日	176,680,988	11,290,799	2,755,570	61,753,366
開始生效之融資租賃合約	–	14,521,743	–	–
償還借貸	–	(8,070,959)	(1,197,679)	–
發行新股，扣除費用後	16,108,676	–	–	–
年內少數股東權益所佔盈利	–	–	–	8,733,102
已付附屬公司少數股東之股息	–	–	–	(7,503,075)
附屬公司少數股東注資	–	–	–	2,803,739
於二零零零年十二月三十一日	**192,789,664**	**17,741,583**	**1,557,891**	**65,787,132**

27. 非現金之主要交易

年內，本集團已就資本總額於租賃開始時為14,521,743港元（一九九八年：6,328,960港元）之資產訂立融資租賃安排。

年內，本集團以28,330,000港元收購ProSticks.com Ltd 25%之權益。合共15,330,000港元之代價由本公司以每股0.50港元發行30,660,000股每股面值0.10港元之股份支付。

28. 現金及現金等價物之結存分析

	二零零零年 港元	一九九九年 港元
短期銀行存款	**7,617,163**	21,675,659
銀行結存及現金	**12,223,502**	14,380,480
出入口貸款	**(48,881,296)**	(62,781,733)
銀行透支	**(71,905)**	–
	(29,112,536)	(26,725,594)

29. 資產質押

本集團若干賬面值約達26,000,000港元(一九九九年:35,000,000港元)之物業、廠房及設備已質押予銀行,作為附屬公司獲授予之銀行融資之抵押。

此外,本集團約2,500,000港元(一九九九年:無)之銀行存款已質押予銀行,作為附屬公司獲授予之銀行融資之抵押。

30. 或有負債

	本集團		本公司	
	二零零零年 港元	一九九九年 港元	二零零零年 港元	一九九九年 港元
附有追索權之已貼現出口票據	**25,264,654**	11,158,658	–	–
為附屬公司使用之銀行融資而向銀行作出之擔保	–	–	**49,921,306**	67,760,232
為授予第三方之擔保而向一間銀行作出之彌償保證	–	200,000	–	–
	25,264,654	11,358,658	**49,921,306**	67,760,232

31. 資本承擔

	本集團	
	二零零零年	一九九九年
	港元	*港元*
購買已訂約但未在財務報表撥備之物業、廠房及設備之資本開支	**24,040,313**	537,668
購買已授權但未訂約之物業、廠房及設備之資本開支	**6,027,200**	–

此外，本集團兩間附屬公司已承諾就其附屬公司之未付投資額出資約18,568,320港元（一九九九年：18,768,320港元）。

本公司於一九九九年或二零零零年十二月三十一日概無任何資本承擔。

32. 經營租賃承擔

於結算日，本集團在租賃物業之不可撤銷經營租賃中尚有未支付之承擔。此等承擔其中部分須於下列年期支付：

	本集團		本公司	
	二零零零年	一九九九年	**二零零零年**	一九九九年
	港元	*港元*	***港元***	*港元*
經營租賃之屆滿期：				
一年內	**3,520,062**	960,000	**960,000**	960,000
兩年至五年（首尾兩年包括在內）	**10,118,982**	23,164,302	**–**	–
五年後	**7,116,000**	7,116,000	**–**	–
	20,855,044	31,240,302	**960,000**	960,000

33. 與關連人士之交易

年內，本集團與關連人士訂立下列交易：

	已付關連人士租金	
	二零零零年	一九九九年
	港元	港元
關連公司	**960,000**	960,000

關連公司乃一間本公司若干董事擁有實益權益之公司。

已付關連公司之租金開支乃參考現行市場租金釐定。該開支乃為本公司若干董事提供住所而產生，並已包括在董事薪酬中。

34. 附屬公司

於二零零零年十二月三十一日附屬公司之詳情如下：

公司名稱	註冊成立／註冊地點	已發行/註冊股本面值	本集團所佔之股本權益	主要業務
Big Field (B.V.I.) Limited	英屬處女群島	普通股－600美元	62.5%	投資控股
鎮堅金科集團有限公司	香港	普通股－153,000港元 遞延股－147,000港元	62.5% 註釋(i)	製造木器及紙品
Blandas Concord Inc.	利比利亞	普通股－1,400,000加元	100%	投資控股
Diamond Link Enterprises (Canada) Ltd.	加拿大	普通股－2加元	100%	物業投資
Dominion Trading Ltd.	英屬處女群島	普通股－100美元	100%	投資控股、物業及股份投資
Drayton Enterprises Inc.	英屬處女群島	普通股－100美元	100%	投資控股
Excellot Trading Ltd.	英屬處女群島	普通股－100美元	62.5%	投資控股
裕福置業有限公司	香港	普通股－2港元	100%	物業投資
福潤國際有限公司	香港	普通股－2港元	100%	物業投資
福利國際有限公司	香港	普通股－2港元	100%	物業投資
福盈國際有限公司	香港	普通股－2港元	100%	物業投資

34. 附屬公司－續

於二零零零年十二月三十一日附屬公司之詳情如下：

公司名稱	註冊成立／註冊地點	已發行/註冊股本面值	本集團所佔之股權權益	主要業務
福添國際有限公司	香港	普通股－2港元	100%	物業投資
Frankie Design Studio Limited	香港	普通股－2,000,000港元	100%	暫無業務
Frankie Dominion (B.V.I.) Company Limited	英屬處女群島	普通股－35,000美元	100%	投資控股
嘉利美商（集團）有限公司	香港	普通股－1,000港元 遞延股－35,000,000港元	100% 註釋(i)	投資控股、物業投資及設計、生產及銷售多類型之家庭消費品
Frankie Dominion Property Limited	香港	普通股－10,000港元	100%	尚未開業
嘉利貿易有限公司	香港	普通股－5,000,000港元	100%	固定資產之租賃
金科有限公司	香港	普通股－1,000港元 遞延股－10,000港元	62.5% *註釋(i)*	暫無營業
豪邁家品有限公司	香港	普通股－5,000,000港元	100%	於香港經營百貨商店
五洲製罐廠有限公司	香港	普通股－4,400,000港元 遞延股－3,600,000港元	100% *註釋(i)*	投資控股
美商製品廠有限公司	香港	普通股－10,000港元	100%	提供市場推廣服務
Newall International Inc.	英屬處女群島	普通股－100美元	100%	在中華人民共和國製造家庭消費品
普意實業有限公司	香港	普通股－10,000港元	62.5%	投資控股
東莞五洲制罐廠有限公司	中華人民共和國	30,000,000港元	*註釋(ii)*	印鐵
東莞嘉利美商家庭用品有限公司	中華人民共和國	26,850,000港元	註釋(iii)	在中華人民共和國生產家庭消費品
天津嘉田印鐵有限公司	中華人民共和國	人民幣7,500,000元	60%	印鐵

34. 附屬公司－續

註釋：

(i) 遞延股份（並非由本集團持有，惟鎮堅金科集團有限公司持有者除外）享有之最低限度權利為收取股息或獲發該公司任何股東大會之通告或出席該大會或於會上投票。在清盤時，遞延股份持有人有權在普通股持有人（即本集團）獲平均分配總額100,000,000,000,000,000港元後，獲派該公司之剩餘資產。

(ii) 根據一項合營協議，本集團須透過五洲製罐廠有限公司向該間於中華人民共和國（「中國」）註冊之股份合營公司繳入註冊資本（即30,000,000港元）之75%。於結算日，約100,000港元之註冊資本尚未繳足。然而，根據該合營協議，在扣除中方合營夥伴繳入資產應佔之固定年額後，五洲製罐廠有限公司將有權獲得該合營公司之100%盈利。結業時，除中方合營夥伴繳入之資產及不可流動之建築物裝修以外，本集團將有權取得全部資產。

(iii) 根據一項合營協議，本集團須透過嘉利美商（集團）有限公司向該間於中國註冊之股份合營公司繳入註冊資本（即26,850,000港元）之100%。於二零零零年十二月三十一日，約18,468,320港元之註冊資本尚未繳清。

除Frankie Dominion (B.V.I.) Company Limited由本公司直接持有外，所有其他附屬公司均為間接持有。除非「主要業務」一欄另有註明，否則所有附屬公司均主要在其註冊成立地點經營業務。

各附屬公司於年終或年內任何時間概無任何貸款資本。

35. 聯營公司

於二零零零年十二月三十一日持有之聯營公司詳情如下：

公司名稱	註冊成立地點	已發行股本面值	本集團所佔之股本權益 本集團	本集團所佔之股本權益 本公司	主要業務
Frankie Finance Ltd.	香港	普通股－10,000,000港元	50%	－	尚未開業
Partrex Investment Ltd.	香港	普通股－10,000,000港元	50%	－	投資有價證券
ProSticks.com. Limited	香港	普通股－1,200,000港元	25%	20%	開發電腦軟件應用
Port-style Enterprises Inc.	加拿大	普通股－100加元	25%	－	一般貿易
Webradio Ltd.	香港	普通股－153,400港元	33%	33%	經營網站

所有聯營公司均主要在其註冊成立地點經營業務。

Frankie Finance Ltd.、ProSticks.com Limited、Port-style Enterprises Inc.及Webradio Ltd.之財務報表並非由德勤•關黃陳方會計師行審核。

財務摘要

截至二零零零年十二月三十一日止年度

	截至十二月三十一日止之年度				
	一九九六年	一九九七年	一九九八年	一九九九年	**二零零零年**
	千港元	*千港元*	*千港元*	*千港元*	***千港元***
業績					
營業額	1,031,900	980,794	1,026,392	1,166,573	**1,147,510**
經營盈利	26,282	22,933	16,737	60,197	**37,228**
所佔聯營公司盈利（虧損）	253	(1,386)	162	(90)	**(2,684)**
經常業務之除税前盈利	26,535	21,547	16,899	60,107	**34,544**
税項	(3,660)	(5,471)	(3,234)	(8,623)	**(5,574)**
未計少數股東權益之盈利	22,875	16,076	13,665	51,484	**28,970**
少數股東權益	(9,034)	(12,297)	(8,980)	(16,063)	**(8,733)**
本年度盈利	13,841	3,779	4,685	35,421	**20,237**
股息	14,340	4,450	4,450	18,790	**14,338**

資產及負債

	於十二月三十一日				
	一九九六年	一九九七年	一九九八年	一九九九年	**二零零零年**
	千港元	*千港元*	*千港元*	*千港元*	***千港元***
資產總額	418,768	464,096	477,888	525,376	**506,532**
負債總額及少數股東權益	(253,491)	(250,922)	(263,781)	(295,280)	**(276,216)**
股東資金	165,277	213,174	214,107	230,096	**230,3316**

主要物業

截至二零零零年十二月三十一日止年度

A. 本集團自用之物業

	名稱／地點	租賃年期	類別*	建築面積（平方米）	應佔權益
	香港				
1.	黃竹坑業發街6號益年工業大廈 1樓及平台A、B、C及D座	長期租賃	C&1	1,623.7	100%
2.	黃竹坑業發街6號益年工業大廈 2樓及平台A、B、C及D座	長期租賃	C&I	1,623.7	100%
3.	黃竹坑業發街6號益年工益大廈3樓D座	長期租賃	G	360.3	100%
4.	黃竹坑業發街6號益年工業大廈6樓B及C座	長期租賃	C&I	465.4	62.5%
5.	黃竹坑業發街6號益年工業大廈7樓及平台 A、B、C及D座	長期租賃	C&I	1,115.2	62.5%
6.	黃竹坑業發街6號益年工業大廈8樓B座	長期租賃	C&I	139.4	62.5%
7.	黃竹坑業發街6號益年工業大廈20樓D座	長期租賃	G	360.3	62.5%
8.	葵涌永建路16-20號高威工業大廈2樓及平台 工場單位	中期租賃	G	1,337.3	100%
海外					
中華人民共和國					
1.	廣東省東莞市長安鎮大板地工業區	中期租賃	I	27,375.4	100%
2.	廣東省東莞市長安鎮大板地工業區	中期租賃	I	69,697.5	100%
3.	天津市漢沽區火車站西	中期租賃	I	2,796.1	100%
加拿大					
4.	1041-1059 West Broadway, Vancouver British Columbia, Canada	永久業權	C	957.8	100%

* C = 商業
I = 工業
G = 貨倉

二零零零年度年報



嘉利美商國際有限公司

FRANKIE DOMINION INTERNATIONAL LIMITED

（於百慕達註冊成立之有限公司）